First Quarter 2018 Report to Shareholders

BMO Financial Group Reports Net Income of $973 million for First Quarter of 2018

Financial Results Highlights:

First Quarter 2018 Compared with First Quarter 2017:

•	Net income of $973 million, down 35% reflecting a revaluation of the U.S. net deferred tax asset of $425 million related to U.S. tax reform and a net gain in the prior year

•	Adjusted net income[1] of $1,422 million, down 7% reflecting the net gain in the prior year

•	EPS[2] of $1.43, down 36%; adjusted EPS[1,2] of $2.12, down 7%

•	Good operating performance in retail businesses

•	Provisions for credit losses (PCL) of $141 million, including a $33 million recovery of credit losses on performing loans[3], compared with $167 million in the prior year

•	Common Equity Tier 1 Ratio of 11.1%

Toronto, February 27, 2018 – For the first quarter ended January 31, 2018, BMO Financial Group recorded net income of $973 million or $1.43 per share on a reported basis, and net income of $1,422 million or $2.12 per share on an adjusted basis.

“BMO had a good start to the year, with adjusted net income of $1.4 billion and adjusted earnings per share of $2.12. These results reflect strong operating revenue growth in Personal and Commercial Banking in Canada and the U.S., driven by good loan and deposit growth and the benefit of higher interest rates, as well as strong credit performance which is reflective of our consistent approach to effective risk management and building deep, long-term customer relationships,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“The constructive economic environment, particularly in the U.S., plays to the strengths of our business mix, with another quarter of increased contribution from our U.S. segment, which grew at a higher rate than the bank overall. We have made progress against our strategic areas of focus, including making the bank more efficient and continuing to invest in our digital agenda, our people and our communities. Looking ahead, we see attractive opportunities to deliver organic growth and achieve our financial objectives,” concluded Mr. White.

Reported net income in the quarter included a $425 million (US$339 million) charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act 4, which had a negative impact of approximately 29% on reported net income growth, and $0.65 to earnings per share. As previously disclosed, this is a one-time non-cash charge resulting from the reduction in the U.S. federal tax rate. Going forward, there is expected to be a benefit from the lower tax rate on BMO’s future U.S. earnings.

Net income in the prior year included a net gain of $133 million, attributed to a $168 million gain on the sale of Moneris US and a $35 million loss on the sale of a portion of the U.S. indirect auto loan portfolio. The net gain had a negative impact of approximately 9% on reported and adjusted net income growth.

Return on equity (ROE) was 9.4% compared with 14.9% in the prior year, and adjusted ROE was 13.9% compared with 15.3%. Return on tangible common equity (ROTCE) was 11.5% compared with 18.5% in the prior year, and adjusted ROTCE was 16.7% compared with 18.6%.

(1)	Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.
(2)	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.
(3)	Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. Refer to the Changes in Accounting Policies section on page 22 for further details.
(4)	See the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 114 of BMO’s 2017 Annual Report. For further information see the Other Regulatory Developments section on page 24.

  Note: All ratios and percentage changes in this document are based on unrounded numbers.

Concurrent with the release of results, BMO announced a second quarter 2018 dividend of $0.93 per common share, unchanged from the preceding quarter and up $0.05 per share or 6% from a year ago. The quarterly dividend of $0.93 per common share is equivalent to an annual dividend of $3.72 per common share.

Our complete First Quarter 2018 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended January 31, 2018, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Operating Segment Overview

Canadian P&C

Reported net income of $647 million decreased $97 million or 13% and adjusted net income of $647 million decreased $98 million or 13% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. A gain on the sale of Moneris US in the prior year had a negative impact of approximately 25% on net income growth. Good operating revenue growth and a gain related to the restructuring of Interac Corporation was partially offset by higher expenses, including a legal reserve, in the current quarter.

During the quarter, we continued to enhance our digital capabilities, introducing BMO for Amazon Alexa, which allows customers with Alexa-enabled devices to access information such as nearby BMO automated teller machine locations, up-to-date foreign exchange rates and information on BMO products.

U.S. P&C

Reported net income of $310 million increased $61 million or 24% and adjusted net income of $321 million increased $60 million or 23% from a year ago. Adjusted net income excludes the amortization of acquisition-related intangible assets.

Reported net income of US$247 million increased US$59 million or 31% from a year ago and adjusted net income of US$256 million increased US$59 million or 30%, mainly due to higher revenue, including the impact of a prior year US$27 million after-tax loss on a loan sale, the more favourable tax rate as a result of U.S. tax reform and a lower provision for credit losses, partially offset by higher expenses. The prior year loss on the loan sale contributed approximately 16% to reported and adjusted net income growth.

BMO Harris Bank earned an Outstanding rating for the Community Reinvestment Act performance from the Office of the Comptroller of the Currency, recognizing the bank’s commitment to help support low- and moderate- income communities.

BMO Wealth Management

Reported net income was $266 million compared to $269 million a year ago, and adjusted net income was $276 million compared to $284 million a year ago. Adjusted net income excludes the amortization of acquisition-related intangible assets. Traditional wealth reported net income of $184 million increased $20 million or 12% from a year ago and adjusted net income of $194 million increased $15 million or 8%, primarily due to business growth and improved equity markets, partially offset by higher expenses. Insurance net income was $82 million compared to $105 million last year primarily due to more favourable market movements in the prior year, partially offset by underlying business growth.

The strength of BMO Asset Management’s Exchange Traded Funds (ETF) business was recognized at the 2017 Thomson Reuters Lipper Fund Awards, with seven BMO ETFs claiming top honours, recognizing top risk-adjusted performing funds relative to peers.

BMO Capital Markets

Reported and adjusted net income were $271 million compared to $367 million in the prior year, primarily due to lower revenue from our Trading Products business following record revenue performance in the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets.

BMO Capital Markets was named Best Bank for the Canadian Dollar for the seventh consecutive year by FX Week. We also partnered with the World Bank as joint lead manager on its inaugural Sustainable Development Bond to raise awareness for women and girls’ empowerment, raising $1 billion.

Corporate Services

Corporate Services net loss for the quarter was $521 million compared with a net loss of $141 million a year ago. Corporate Services adjusted net loss for the quarter was $93 million compared with an adjusted net loss of $127 million a year ago. Adjusted results exclude the one-time non-cash charge due to the revaluation of our U.S. net deferred tax asset of $425 million in the current quarter and acquisition integration costs in both periods. Adjusted results increased mainly due to above-trend taxes in the prior year, as well as higher revenue excluding the taxable equivalent basis (teb) adjustment and lower expenses in the current quarter. Reported results decreased due to the U.S. net deferred tax asset revaluation charge in the current quarter, partially offset by the drivers noted above.

Adjusted results in this Operating Segment Overview section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group First Quarter Report 2018 1

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.1% at January 31, 2018.

The CET1 Ratio decreased from 11.4% at the end of the fourth quarter as retained earnings growth was more than offset by business growth and share repurchases during the quarter. The impact of the revaluation of our U.S. net deferred tax asset was a decrease of approximately 17 basis points in the CET1 Ratio.

Provision for Credit Losses

Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. The provision for credit losses on impaired loans under IFRS 9 is consistent with the specific provision under IAS 39, Financial Instruments: Recognition and Measurement (IAS 39) in prior years. The provision for credit losses on performing loans replaces the collective provision under IAS 39. Refer to Note 3 to the unaudited interim consolidated financial statements for an explanation of the provision for credit losses. Prior periods have not been restated.

The total provision for credit losses was $141 million, a decrease of $26 million from the prior year. The provision for credit losses on impaired loans of $174 million increased $7 million reflecting higher provisions in U.S. P&C and lower recoveries in BMO Capital Markets, partially offset by lower provisions in Canadian P&C. There was a reduction in the allowance for credit losses on performing loans this quarter, resulting in a recovery of credit losses of $33 million, primarily in U.S. P&C, as an improved macroeconomic outlook resulted in lower future expected credit losses. In Canada, the macroeconomic outlook was relatively stable.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

2 BMO Financial Group First Quarter Report 2018

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as of February 27, 2018. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended January 31, 2018, included in this document, as well as the audited consolidated financial statements for the year ended October 31, 2017, and the MD&A for fiscal 2017.

The 2017 Annual MD&A includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

4	Financial Highlights			22	Balance Sheet
5	Non-GAAP Measures			22	Transactions with Related Parties
6	Caution Regarding Forward-Looking Statements			22	Off-Balance Sheet Arrangements
6	Economic Review and Outlook			22	Accounting Policies and Critical Accounting Estimates
7	Foreign Exchange			22	Changes in Accounting Policies
8	Net Income			23	Future Changes in Accounting Policies
8	Revenue			23	Select Financial Instruments
9	Provision for Credit Losses			23	Disclosure for Domestic Systemically Important Banks
9	Impaired Loans			24	Other Regulatory Developments
10	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities			25	Risk Management
10	Non-Interest Expense				25	Market Risk
10	Income Taxes				26	Liquidity and Funding Risk
11	Capital Management				29	Credit Rating
14	Review of Operating Groups’ Performance				30	European Exposures
	14	Personal and Commercial Banking (P&C)		32	Interim Consolidated Financial Statements
		15	Canadian Personal and Commercial Banking (Canadian P&C)		32	Consolidated Statement of Income
		16	U.S. Personal and Commercial Banking (U.S. P&C)		33	Consolidated Statement of Comprehensive Income
	18	BMO Wealth Management			34	Consolidated Balance Sheet
	19	BMO Capital Markets			35	Consolidated Statement of Changes in Equity
	20	Corporate Services			36	Consolidated Statement of Cash Flows
21	Summary Quarterly Earnings Trends				37	Notes to Consolidated Financial Statements
				57	Other Investor and Media Information

Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as of January 31, 2018, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended January 31, 2018, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The adoption of IFRS 9 did not materially affect our internal controls over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

BMO Financial Group First Quarter Report 2018 3

Financial Highlights

(Canadian $ in millions, except as noted)	Q1-2018	Q4-2017	Q1-2017

Summary Income Statement
Net interest income	2,546	2,535	2,530
Non-interest revenue	3,132	3,120	2,875
Revenue	5,678	5,655	5,405
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	361	573	4
Revenue, net of CCPB	5,317	5,082	5,401
Provision for credit losses on impaired loans (1)	174	na	na
Provision for (recovery of) credit losses on performing loans (1)	(33)	na	na
Total provision for credit losses (1)	141	202	167
Non-interest expense	3,441	3,375	3,385
Provision for income taxes	762	278	361
Net income	973	1,227	1,488
Net income attributable to bank shareholders	973	1,227	1,487
Adjusted net income	1,422	1,309	1,530

Common Share Data ($ except as noted)
Earnings per share	1.43	1.81	2.22
Adjusted earnings per share	2.12	1.94	2.28
Earnings per share growth (%)	(35.6)	(10.3)	40.2
Adjusted earnings per share growth (%)	(7.2)	(7.6)	30.3
Dividends declared per share	0.93	0.90	0.88
Book value per share	59.78	61.92	59.51
Closing share price	101.33	98.83	98.43
Number of common shares outstanding (in millions)
End of period	645.5	647.8	648.9
Average diluted	649.9	650.3	650.3
Total market value of common shares ($ billions)	65.4	64.0	63.9
Dividend yield (%)	3.7	3.6	3.6
Dividend payout ratio (%)	64.9	49.5	39.5
Adjusted dividend payout ratio (%)	43.7	46.2	38.4

Financial Measures and Ratios (%)
Return on equity	9.4	12.1	14.9
Adjusted return on equity	13.9	12.9	15.3
Return on tangible common equity	11.5	14.8	18.5
Adjusted return on tangible common equity	16.7	15.5	18.6
Net income growth	(34.6)	(8.8)	39.4
Adjusted net income growth	(7.1)	(6.2)	29.9
Revenue growth	5.1	7.2	6.5
Revenue growth, net of CCPB	(1.6)	(2.2)	14.7
Non-interest expense growth	1.7	1.4	3.0
Adjusted non-interest expense growth	2.5	(0.1)	3.3
Efficiency ratio, net of CCPB	64.7	66.4	62.7
Adjusted efficiency ratio, net of CCPB	64.1	64.1	61.6
Operating leverage, net of CCPB	(3.3)	(3.6)	11.7
Adjusted operating leverage, net of CCPB	(4.1)	(2.1)	9.4
Net interest margin on average earning assets	1.54	1.57	1.55
Effective tax rate	43.9	18.5	19.5
Adjusted effective tax rate	19.5	19.3	19.8
Total PCL to average net loans and acceptances (annualized)	0.15	0.22	0.18
PCL on impaired loans to average net loans and acceptances (annualized)	0.19	0.22	0.18

Balance Sheet (as at $ millions, except as noted)
Assets	727,909	709,580	692,384
Gross loans and acceptances	374,991	376,886	366,901
Net loans and acceptances	373,367	375,053	365,033
Deposits	475,565	479,792	474,637
Common shareholders’ equity	38,588	40,114	38,617
Cash and securities-to-total assets ratio (%)	29.0	28.5	27.7

Capital Ratios (%)
CET1 Ratio	11.1	11.4	11.1
Tier 1 Capital Ratio	12.8	13.0	12.6
Total Capital Ratio	15.2	15.1	14.7
Leverage Ratio	4.3	4.4	4.2

Foreign Exchange Rates
As at Canadian/U.S. dollar	1.2304	1.2895	1.3012
Average Canadian/U.S. dollar	1.2575	1.2621	1.3288
(1)	Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in prior periods includes both specific and collective provisions. Refer to the Changes in Accounting Policies section on page 22 for further details.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

  Adjusted results are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

  na – not applicable

4 BMO Financial Group First Quarter Report 2018

Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the table below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on our U.S. segment are non-GAAP measures (please see the Foreign Exchange section for a discussion of the effects of changes in exchange rates on our results). Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance, and providing readers with a better understanding of management’s perspective on our performance. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in corresponding adjusted results. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q1-2018	Q4-2017	Q1-2017

Reported Results
Revenue	5,678	5,655	5,405
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(361)	(573)	(4)
Revenue, net of CCPB	5,317	5,082	5,401
Total provision for credit losses	(141)	(202)	(167)
Non-interest expense	(3,441)	(3,375)	(3,385)
Income before income taxes	1,735	1,505	1,849
Provision for income taxes	(762)	(278)	(361)
Net Income	973	1,227	1,488
EPS ($)	1.43	1.81	2.22

Adjusting Items (Pre-tax) (1)
Amortization of acquisition-related intangible assets (2)	(28)	(34)	(37)
Acquisition integration costs (3)	(4)	(24)	(22)
Restructuring costs (4)	-	(59)	-
Adjusting items included in reported pre-tax income	(32)	(117)	(59)

Adjusting Items (After tax) (1)
Amortization of acquisition-related intangible assets (2)	(21)	(26)	(28)
Acquisition integration costs (3)	(3)	(15)	(14)
Restructuring costs (4)	-	(41)	-
U.S. net deferred tax asset revaluation (5)	(425)	-	-
Adjusting items included in reported net income after tax	(449)	(82)	(42)
Impact on EPS ($)	(0.69)	(0.13)	(0.06)

Adjusted Results
Revenue	5,678	5,655	5,405
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(361)	(573)	(4)
Revenue, net of CCPB	5,317	5,082	5,401
Total provision for credit losses	(141)	(202)	(167)
Non-interest expense	(3,409)	(3,258)	(3,326)
Income before income taxes	1,767	1,622	1,908
Provision for income taxes	(345)	(313)	(378)
Net income	1,422	1,309	1,530
EPS ($)	2.12	1.94	2.28
(1)	Adjusting items are included in Corporate Services, with the exception of the amortization of acquisition-related intangible assets, which is charged to the operating groups.
(2)	These expenses were charged to the non-interest expense of the operating groups. Before and after-tax amounts for each operating group are provided on pages 14, 15, 16 and 18.
(3)	Acquisition integration costs related to the acquired BMO Transportation Finance business are charged to Corporate Services, since the acquisition impacts both Canadian and U.S. P&C businesses. Acquisition costs are recorded in non-interest expense.
(4)	Restructuring charge in Q4-2017 as we continued to accelerate the use of technology to enhance customer experience and focus on driving operational efficiencies. Restructuring cost is recorded in non-interest expense.
(5)	For more information on the impact of the U.S. Tax Cuts and Jobs Act see the Other Regulatory Developments section on page 24.

  Certain comparative figures have been reclassified to conform with the current year’s presentation.

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

BMO Financial Group First Quarter Report 2018 5

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for fiscal 2018 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may” and “could”.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; political conditions, including changes relating to or affecting economic or trade matters; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; information and cyber security, including the threat of hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the discussion in the Risks That May Affect Future Results section on page 79 of BMO’s 2017 Annual MD&A, the sections related to credit and counterparty, market, insurance, liquidity and funding, operational, model, legal and regulatory, business, strategic, environmental and social, and reputation risk, which begin on page 86 of BMO’s 2017 Annual MD&A, the discussion in the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 114 of BMO’s 2017 Annual MD&A, and the Risk Management section in this document, all of which outline certain key factors and risks that may affect Bank of Montreal’s future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2017 Annual MD&A under the heading “Economic Developments and Outlook”, as updated by the Economic Review and Outlook section set forth in this document. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by governments, historical relationships between economic and financial variables, and the risks to the domestic and global economy. See the Economic Review and Outlook section of our First Quarter 2018 Report to Shareholders.

Economic Review and Outlook

After outpacing the other G7 nations in 2017, Canada’s economy is expected to moderate this year in response to less supportive financial conditions. Real GDP is projected to grow 2.2% in 2018, slowing from around 3.0% in 2017. However, this pace should still reduce the unemployment rate to a four-decade low of 5.5% before year-end 2018. Consumer spending helped the economy in 2017, as disposable income increased due to enhanced child-benefit payments and the strongest job creation in 14 years. Personal consumption is expected to slow this year in response to rising interest rates and elevated household debt, resulting in industry-wide consumer credit growth moderating to 3.2%. Although detached house prices have declined in the Toronto region in the wake of the Ontario Government’s Fair Housing Plan, housing market activity remains healthy nationwide. Nonetheless, industry-wide growth in residential mortgages is anticipated to moderate to 4.7% in 2018 in response to higher borrowing costs and stricter mortgage rules. Business investment has been steady, supported by higher commodity prices and rising capacity utilization in the industrial sector. Industry-wide business loan growth is projected to decelerate to 7.4% this year as a result of higher interest rates and uncertain North American trade relations. After struggling to gain traction in 2017, exports are expected to improve this year in response to a more synchronized global economic expansion, led by China and a strengthening European economy. The Bank of Canada has raised its policy rate by 75 basis points since July 2017, and is projected to increase it a further 50 basis points before year-end 2018. The Canadian dollar strengthened against a generally weak U.S. dollar in 2017, benefiting from the recovery in oil prices, but the currency could struggle to make further headway until the risk of trade protectionism eases. Canada`s economy faces external risks related to the fate of the North American Free Trade Agreement, as its termination would likely slow Canadian real GDP by up to a cumulative 1.0% over five years, assuming the three nations adopt tariffs permitted under the World Trade Organization’s rules. Additional risks include potential global market turbulence stemming from tensions between the United States and North Korea.

Benefiting from supportive financial conditions, the U.S. economy has gained momentum, with strength in all major expenditure areas. After growing 2.3% in 2017, real GDP is expected to expand 2.8% in 2018 amid expansionary fiscal policies. Employment is expected to remain healthy, reducing the jobless rate to a half-century low of 3.5% in 2019. Consumer spending is projected to grow almost 3.0% this year, supported by lower personal taxes and a positive wealth effect from rising house prices. This is expected to encourage industry-wide consumer credit growth of 4.0%. Low mortgage rates and easier lending conditions are expected to support housing market activity, keeping sales and starts near recent 10-year highs. Residential mortgage growth is projected to increase 5.4% this year. Business spending is expected to remain strong, supported by lower corporate taxes and greater incentives to invest and repatriate foreign earnings. Industry-wide business credit is anticipated to increase 6.9% in 2018. Interest rates are projected to continue to increase moderately, with the Federal Reserve expected to raise its main policy rate by a further 100 basis points this year. After depreciating to a three-year low, the trade-weighted U.S. dollar is expected to weaken further due to tightening monetary policies abroad and rising trade and budget deficits at home. The main risks to the U.S. economic outlook relate to possible protectionist trade measures and heightened geopolitical tensions.

Economic growth in the U.S. Midwest region, which includes the six contiguous states within the BMO footprint, is expected to improve from around 1.4% in 2017 to 2.0% in 2018 in response to increased manufacturing and automotive production. However, growth is projected to lag the national rate due to slower population expansion and restrained fiscal spending in Illinois due to budgetary constraints.

This Economic Review and Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

6 BMO Financial Group First Quarter Report 2018

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. results that are denominated in U.S. dollars were decreased relative to the first quarter of 2017 and the fourth quarter of 2017 by the weaker U.S. dollar. The below table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates on our U.S. segment results. References in this document to the impact of the U.S. dollar do not include U.S.-dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Economically, our U.S. dollar income stream was unhedged to changes in foreign exchange rates during the current and prior year. We regularly determine whether to execute hedging transactions to mitigate the impact of foreign exchange rate movements on net income.

See the Capital Management section of the 2017 Annual MD&A for discussion on the impact that changes in foreign exchange rates can have on our capital position. Changes in foreign exchange rates will also affect accumulated other comprehensive income primarily from the translation of our investments in foreign operations.

This Foreign Exchange section contains forward-looking statements. Please see the Caution Regarding Forward Looking Statements.

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results

	Q1-2018
(Canadian $ in millions, except as noted)	vs Q1-2017	vs Q4-2017
Canadian/U.S. dollar exchange rate (average)
Current period	1.2575	1.2575
Prior period	1.3288	1.2621

Effects on U.S. segment reported results
Decreased net interest income	(54)	(3)
Decreased non-interest revenue	(40)	(3)
Decreased revenues	(94)	(6)
Decreased provision for credit losses	2	-
Decreased expenses	70	5
Decreased income taxes	5	-
Decreased reported net income	(17)	(1)
Impact on earnings per share ($)	(0.03)	-

Effects on U.S. segment adjusted results
Decreased net interest income	(54)	(3)
Decreased non-interest revenue	(40)	(3)
Decreased revenues	(94)	(6)
Decreased provision for credit losses	3	-
Decreased expenses	67	5
Decreased income taxes	6	-
Decreased adjusted net income	(18)	(1)
Impact on adjusted earnings per share ($)	(0.03)	-

  Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group First Quarter Report 2018 7

Net Income

Q1 2018 vs Q1 2017

Net income was $973 million for the first quarter of 2018, down $515 million or 35% from the prior year. Adjusted net income was $1,422 million for the first quarter of 2018, down $108 million or 7% from the prior year. EPS of $1.43 was down $0.79 or 36%, and adjusted EPS of $2.12 was down $0.16 or 7% from the prior year. Adjusted net income excludes the one-time non-cash charge due to the revaluation of our U.S. net deferred tax asset of $425 million in the current quarter and the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. The prior year results included a net gain of $133 million, attributed to a gain on the sale of Moneris US and a loss on the sale of a portion of the U.S. indirect auto loan portfolio, which had a negative impact of approximately 9% on reported and adjusted net income growth, and $0.20 to earnings per share. The weaker U.S. dollar had a negative impact of approximately 1% on reported and adjusted net income growth. The prior year also included strong BMO Capital Markets and Insurance results.

Results reflect good organic growth in Canadian P&C, U.S. P&C and Traditional Wealth. Results declined in BMO Capital Markets and Insurance compared to strong performance in the prior year, and Corporate Services reported results also decreased reflecting the U.S. net deferred tax asset revaluation charge in the current quarter.

Q1 2018 vs Q4 2017

Net income decreased $254 million or 21% and adjusted net income increased $113 million or 9% from the prior quarter. EPS decreased $0.38 or 21% and adjusted EPS increased $0.18 or 9%. Adjusted net income excludes the one-time non-cash charge due to the revaluation of our U.S. net deferred tax asset of $425 million in the current quarter, a restructuring charge of $41 million in the prior quarter and the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. Net income in the prior quarter included higher reinsurance claims of $112 million. The current quarter reflected higher expenses due to stock-based compensation for employees who are eligible to retire that is expensed in the first quarter of each year.

Results increased in Canadian P&C and U.S. P&C. Higher results in Wealth Management reflected the elevated reinsurance claims in the prior quarter. BMO Capital Markets results declined due to lower Investment and Corporate Banking revenue and higher employee-related expenses. Corporate Services reported results decreased reflecting the U.S. net deferred tax asset revaluation charge in the current quarter.

Adjusted results in this Net Income section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Revenue

Q1 2018 vs Q1 2017

Revenue of $5,678 million increased $273 million or 5% from the first quarter a year ago. On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue (net revenue), revenue of $5,317 million decreased $84 million or 2%, or was relatively unchanged excluding the impact of the weaker U.S. dollar. Net revenue included the net gain in the prior year described above. Revenue increased in U.S. P&C, partially due to a loss on a loan sale in the prior year, and increased in Wealth Management. Corporate Services revenue was up slightly. Revenue was lower in Canadian P&C due to the gain on sale in the prior year and in BMO Capital Markets compared to strong revenue performance in the prior year.

Net interest income of $2,546 million increased $16 million or 1%, or 3% excluding the impact of the weaker U.S. dollar, primarily due to higher deposit spreads and increased loan volumes in the P&C businesses, partially offset by lower trading income. Average earning assets of $656.0 billion increased $8.4 billion or 1%, or $21.7 billion or 3% excluding the impact of the weaker U.S. dollar, due to higher securities and loan growth. BMO’s overall net interest margin of 1.54% decreased 1 basis point from the prior year primarily due to lower trading income, partially offset by higher margins in the P&C businesses. Net interest margin (excluding trading) improved 7 basis points from the prior year to 1.92% primarily driven by higher deposit spreads and improved loan spreads in Canadian P&C.

Net non-interest revenue of $2,771 million decreased $100 million or 3%, or 2% excluding the impact of the weaker U.S. dollar, as the net gain in the prior year and lower insurance revenue more than offset increases in most other types of non-interest revenue.

Gross insurance revenue increased $311 million from a year ago, largely due to moderate decreases in long-term interest rates increasing the fair value of insurance investments in the current quarter compared to increases in long-term interest rates decreasing the fair value of investments in the prior year, underlying business growth and higher annuity sales. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets. The investments which support policy benefit liabilities are predominantly fixed income assets recorded at fair value with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in insurance claims, commissions and changes in policy benefit liabilities (CCPB), as discussed on page 10. We generally focus on analyzing revenue net of CCPB given the extent to which insurance revenue can vary and that this variability is largely offset in CCPB.

Q1 2018 vs Q4 2017

Revenue increased $23 million from the prior quarter. Net revenue increased $235 million or 5%, reflecting elevated reinsurance claims in the prior quarter and business growth. Net revenue increased in Canadian P&C, U.S. P&C, Wealth Management and Corporate Services. Revenue decreased in BMO Capital Markets due to lower debt and equity underwriting activity.

Net interest income of $2,546 million increased $11 million compared to the prior quarter, mainly due to deposit and loan growth in the P&C businesses. Average earning assets increased $13.4 billion or 2% mainly driven by higher securities. BMO’s overall net interest margin decreased by 3 basis points primarily due to lower trading income. Net interest margin (excluding trading) improved 1 basis point from the prior quarter to 1.92% primarily due to increased spreads in BMO Capital Markets.

8 BMO Financial Group First Quarter Report 2018

Net non-interest revenue increased $224 million or 9%, primarily due to higher trading revenue and the elevated reinsurance claims in the prior quarter.

Gross insurance revenue decreased $122 million from the prior quarter, largely due to higher decreases in long-term interest rates and greater increases in equity markets increasing the fair value of insurance investments in the prior quarter, partially offset by higher annuity sales in the current quarter. The decrease in insurance revenue was largely offset by lower insurance claims, commissions and changes in policy benefit liabilities as discussed on page 10.

Adjusted results in this Revenue section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Provision for Credit Losses

Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. The provision for credit losses on impaired loans under IFRS 9 is consistent with the specific provision under IAS 39 in prior years. The provision for credit losses on performing loans replaces the collective provision under IAS 39. Refer to Note 3 to the unaudited interim consolidated financial statements for an explanation of the provision for credit losses. Prior periods have not been restated.

Q1 2018 vs Q1 2017

The total provision for credit losses was $141 million, a decrease of $26 million from the prior year. The provision for credit losses on impaired loans of $174 million increased $7 million reflecting higher provisions in U.S. P&C and lower recoveries in BMO Capital Markets, partially offset by lower provisions in Canadian P&C. There was a reduction in the allowance for credit losses on performing loans in the quarter, resulting in a recovery of credit losses of $33 million, primarily in U.S. P&C, as an improved macroeconomic outlook resulted in lower future expected credit losses. In Canada, the macroeconomic outlook was relatively stable.

Q1 2018 vs Q4 2017

The total provision for credit losses decreased $61 million. The provision for credit losses on impaired loans decreased $28 million primarily due to lower provisions in Canadian P&C, partially offset by higher recoveries in U.S. P&C in the prior quarter. There was a $33 million recovery of credit losses on performing loans this quarter, as noted above.

Provision for Credit Losses by Operating Group (1)

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	Wealth Management	BMO Capital Markets	Corporate Services	Total Bank

Q1-2018
Provision for (recovery of) credit losses on impaired loans (1)	97	77	174	1	(1)	-	174
Provision for (recovery of) credit losses on performing loans (1)	4	(30)	(26)	(2)	(4)	(1)	(33)
Total provision for credit losses (1)	101	47	148	(1)	(5)	(1)	141

Q4-2017
Total provision for credit losses (1)	130	64	194	-	4	4	202

Q1-2017
Total provision for (recovery of) credit losses (1)	113	59	172	2	(4)	(3)	167

					Q1-2018	Q4-2017	Q1-2017
Total PCL to average net loans and acceptances (annualized)					0.15	0.22	0.18
PCL on impaired loans to average net loans and acceptances (annualized)					0.19	0.22	0.18
(1)	Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in the prior periods includes both specific and collective provisions. Refer to the Changes in Accounting Policies section on page 22 for further details.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

Impaired Loans

Total gross impaired loans (GIL) were $2,149 million at the end of the current quarter, down from $2,247 million a year ago, primarily due to lower oil and gas impaired loans in BMO Capital Markets and the impact of the weaker U.S. dollar, partially offset by an increase in Canadian and U.S. P&C. GIL was down from $2,220 million in the fourth quarter of 2017 primarily due to a decrease in BMO Capital Markets and the impact of the weaker U.S. dollar, partially offset by an increase in Canadian and U.S. P&C.

Factors contributing to the change in GIL are outlined in the table below. Loans classified as impaired during the quarter totalled $535 million, up from $527 million in the fourth quarter of 2017 and $509 million a year ago.

Changes in Gross Impaired Loans (GIL) and Acceptances (1)

(Canadian $ in millions, except as noted)	Q1-2018	Q4-2017	Q1-2017
GIL, beginning of period	2,220	2,154	2,383
Classified as impaired during the period	535	527	509
Transferred to not impaired during the period	(176)	(135)	(153)
Net repayments	(244)	(183)	(297)
Amounts written-off	(123)	(147)	(147)
Recoveries of loans and advances previously written-off	-	-	-
Disposals of loans	-	(45)	(1)
Foreign exchange and other movements	(63)	49	(47)
GIL, end of period	2,149	2,220	2,247
GIL to gross loans and acceptances (%)	0.57	0.59	0.61

  (1)  GIL excludes purchased credit impaired loans.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group First Quarter Report 2018 9

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities (CCPB) were $361 million in the first quarter of 2018, up $357 million from $4 million in the first quarter of 2017 due to moderate decreases in long-term interest rates increasing the fair value of policy benefit liabilities compared to increases in long-term interest rates decreasing the fair value of policy benefit liabilities in the prior year, higher annuity sales and the impact of underlying business growth. CCPB were down $212 million from $573 million in the fourth quarter of 2017 largely due to higher decreases in long-term interest rates and greater increases in equity markets in the prior quarter increasing the fair value of policy benefit liabilities and elevated reinsurance claims in the prior quarter, partially offset by higher annuity sales in the current quarter. The changes related to the fair value of policy benefit liabilities and annuity sales were largely offset in revenue.

Non-Interest Expense

Reported non-interest expense of $3,441 million increased $56 million or 2% from the first quarter a year ago. Adjusted non-interest expense of $3,409 million increased $83 million or 2%, or 5% excluding the impact of the weaker U.S. dollar, with higher technology expenses being the single largest contributor of growth, and increases across other expense categories. Adjusted non-interest expense excludes acquisition integration costs and the amortization of acquisition-related intangible assets in both periods.

Reported non-interest expense increased $66 million or 2% and adjusted non-interest expense increased $151 million or 5% from the fourth quarter of 2017 primarily due to higher employee-related expenses, including stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year, and seasonally higher employee benefits, partially offset by lower professional fees and travel and business development expenses. Adjusted non-interest expense excludes a restructuring charge in the prior quarter, as well as the adjusting items noted above.

Reported operating leverage, on a net revenue basis, was negative 3.3% year over year. Adjusted operating leverage, on a net revenue basis, was negative 4.1% year over year. The net gain in the prior year had a negative impact of approximately 2.5% on both reported and adjusted operating leverage.

The reported efficiency ratio was 60.6% compared to 62.6% in the prior year, and was 64.7% on a net revenue basis compared to 62.7%. The adjusted efficiency ratio was 60.0% compared to 61.5% in the prior year, and was 64.1% on a net revenue basis compared to 61.6%. The net gain in the prior year contributed approximately 1.5% to the increase in the reported and adjusted net efficiency ratio compared to the prior year.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Non-Interest Expense section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Income Taxes

Reported net income in the quarter included a charge due to the revaluation of our U.S. net deferred tax asset. This one-time non-cash charge for the reduction in the U.S. federal tax rate was recorded in income taxes. Going forward, there is expected to be a benefit from the lower tax rate on BMO’s future U.S. earnings. For more information on the impact of the U.S. Tax Cuts and Jobs Act, see the Other Regulatory Developments section on page 24.

The provision for income taxes of $762 million increased $401 million from the first quarter of 2017 and increased $484 million from the fourth quarter of 2017. The higher reported tax rate in the current quarter relative to both the first and fourth quarters of 2017 was due to the one-time non-cash charge due to the revaluation of our U.S. net deferred tax asset. The effective tax rate for the quarter was 43.9%, compared with 19.5% a year ago and 18.5% in the fourth quarter of 2017. The adjusted provision for income taxes of $345 million decreased $33 million from a year ago and increased $32 million from the fourth quarter of 2017. The adjusted effective tax rate was 19.5% in the current quarter, compared with 19.8% a year ago and 19.3% in the fourth quarter of 2017.

On a teb basis, the reported effective tax rate for the quarter was 47.6%, compared with 24.3% a year ago and 27.1% in the fourth quarter of 2017. On a teb basis, the adjusted effective tax rate for the quarter was 24.7%, compared with 24.4% a year ago and 27.2% in the fourth quarter of 2017.

Adjusted results in this Income Taxes section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures Section.

10 BMO Financial Group First Quarter Report 2018

Capital Management

First Quarter 2018 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.1% at January 31, 2018.

The CET1 Ratio decreased from 11.4% at the end of the fourth quarter as retained earnings growth was more than offset by business growth and share repurchases during the quarter. The impact of the revaluation of our U.S. net deferred tax asset was a decrease of approximately 17 basis points in the CET1 Ratio. The impact of foreign exchange movements on the CET1 Ratio was largely offset, as outlined below.

CET1 Capital at January 31, 2018 was $30.2 billion, down from $30.6 billion at October 31, 2017, mainly due to foreign exchange movement impacts on accumulated other comprehensive income, the net capital impact of the reduced U.S. federal tax rate and share repurchases during the quarter, partially offset by earnings.

Risk-weighted assets (RWA) were $270.6 billion at January 31, 2018, up from $269.5 billion at October 31, 2017, primarily due to business growth which was largely offset by the impact of foreign exchange movements.

The bank’s Tier 1 and Total Capital Ratios were 12.8% and 15.2%, respectively, at January 31, 2018, compared with 13.0% and 15.1%, respectively, at October 31, 2017. The Tier 1 Capital Ratio was lower than October 31, 2017, mainly due to lower CET1 Capital, discussed above. The Total Capital Ratio was higher due to the issuance of subordinated notes, partially offset by lower Tier 1 Capital.

BMO’s Basel III Leverage Ratio was 4.3% at January 31, 2018, down from 4.4% at October 31, 2017 due to lower Tier 1 Capital and higher leverage exposures due to business growth.

BMO’s investments in foreign operations are primarily denominated in U.S. dollars. The foreign exchange impact of U.S.-dollar-denominated RWA and U.S.-dollar-denominated capital deductions may result in variability in the bank’s capital ratios. BMO may offset the impact of foreign exchange movements on its capital ratios and did so during the first quarter. Any such activities could also impact our book value and return on equity.

IFRS 9 Financial Instruments impacted our reported capital as a result of the adjustment recorded in retained earnings on adoption of the standard, though this impact was not significant. Note 1 to the unaudited interim consolidated financial statements provides detail on the impact of the new standard.

Regulatory Developments

In January 2018, the Office of the Superintendent of Financial Institutions (OSFI) communicated its revisions to the approach used to calculate the capital floor. The changes, which will be effective in the second quarter of fiscal 2018, include the elimination of the Basel I floor and a shift to the Basel II standardized approach, as well as a reduction of the floor factor to 70% in the second quarter, 72.5% in the third quarter and 75% for the fourth quarter onward. The Basel I floor reduced our CET1 ratio by approximately 45 basis points at January 31, 2018.

In December 2017, the Basel Committee on Banking Supervision (BCBS) finalized the Basel III reforms to be implemented January 1, 2022. The revisions include standardized approaches for credit risk and operational risk as well as the application of an RWA output floor phased in from 50% in 2022 to 72.5% in 2027. OSFI has indicated it may follow a shorter implementation period than the 10-year timeline proposed by the BCBS. In addition, OSFI may set the initial output floor higher than the 50% proposed by the BCBS. A public consultation on domestic implementation is expected in spring 2018.

For a more detailed discussion of regulatory developments, see the Enterprise-Wide Capital Management section on pages 69 to 75, the Liquidity and Funding Risk section on pages 99 to 105 and the Legal and Regulatory Risk section on pages 109 to 111 of BMO’s 2017 Annual Report.

Regulatory Capital (All-in basis)

Regulatory capital requirements for BMO are determined in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline, which is based on the capital standards developed by BCBS. For more information see the Enterprise-Wide Capital Management section on page 69 of the 2017 Annual Report.

The fully implemented requirements, along with the OSFI “all-in” capital requirements, are summarized in the following table.

(% of risk-weighted assets)	Common Equity Tier 1 Ratio (1)	Tier 1 Capital Ratio	Total Capital Ratio	Leverage Ratio
Minimum capital requirements	4.5	6.0	8.0	3.0
Plus: Capital Conservation Buffer, including the D-SIB Common Equity Surcharge (1)	3.5	3.5	3.5	na
OSFI requirements (2)	8.0	9.5	11.5	3.0
(1)	The minimum 4.5% CET1 Ratio requirement is augmented by the 3.5% Capital Conservation Buffer, which can absorb losses during periods of stress. The Capital Conservation Buffer for BMO includes the addition of the 1% Common Equity Surcharge for D-SIBs. If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.
(2)	OSFI’s requirements are the published capital requirements D-SIBs must meet in 2018 to avoid being subject to restrictions on discretionary distributions of earnings.

  na – not applicable

BMO Financial Group First Quarter Report 2018 11

Qualifying Regulatory Capital and Risk-Weighted Assets (All-in (1))

(Canadian $ in millions, except as noted)	Q1-2018	Q4-2017	Q1-2017
Gross Common Equity (2)	38,588	40,114	38,617
Regulatory adjustments applied to Common Equity	(8,423)	(9,481)	(9,785)
Common Equity Tier 1 Capital (CET1)	30,165	30,633	28,832
Additional Tier 1 Eligible Capital (3)	4,690	4,690	4,290
Regulatory adjustments applied to Tier 1	(252)	(215)	(215)
Additional Tier 1 Capital (AT1)	4,438	4,475	4,075
Tier 1 Capital (T1 = CET1 + AT1)	34,603	35,108	32,907
Tier 2 Eligible Capital (4)	6,736	5,538	5,513
Regulatory adjustments applied to Tier 2	(129)	(50)	(52)
Tier 2 Capital (T2)	6,607	5,488	5,461
Total Capital (TC = T1 + T2)	41,210	40,596	38,368

Risk-weighted assets (5) (6)
CET1 Capital Risk-Weighted Assets	270,577	269,466	260,795
Tier 1 Capital Risk-Weighted Assets	270,577	269,466	261,075
Total Capital Risk-Weighted Assets	270,577	269,466	261,299

Capital Ratios (%)
CET1 Ratio	11.1	11.4	11.1
Tier 1 Capital Ratio	12.8	13.0	12.6
Total Capital Ratio	15.2	15.1	14.7
(1)	“All-in” regulatory capital assumes that all Basel III regulatory adjustments are applied effective January 1, 2013, and that the capital value of instruments that no longer qualify as regulatory capital under Basel III rules is being phased out at a rate of 10% per year from January 1, 2013 to January 1, 2022.
(2)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(3)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments and directly and indirectly issued capital instruments, to the extent eligible, which are subject to phase-out under Basel III.
(4)	Tier 2 Eligible Capital includes directly and indirectly issued qualifying Tier 2 instruments and directly and indirectly issued capital instruments, to the extent eligible, that are subject to phase-out under Basel III.
(5)	Due to the phased-in implementation of the Credit Valuation Adjustment (CVA) which commenced in Q1-2014, the scalars applied to the fully implemented CVA charge for CET1, Tier 1 Capital and Total Capital are 72%, 77% and 81%, respectively in 2017; and 80%, 83% and 86%, respectively in 2018.
(6)	For institutions using advanced approaches for credit risk or operational risk, there is a capital floor as prescribed in OSFI’s CAR Guideline. OSFI’s revised Basel II standardized floor approach will be effective Q2-2018.

Outstanding Shares and Securities Convertible into Common Shares

As at January 31, 2018	Number of shares or dollar amount (in millions)
Common shares	645.5

Class B Preferred shares
Series 16	$157
Series 17	$143
Series 25	$236
Series 26	$54
Series 27	$500
Series 29	$400
Series 31	$300
Series 33	$200
Series 35	$150
Series 36	$600
Series 38	$600
Series 40	$500
Series 42	$400

Medium-Term Notes
Series H - First Tranche (1)	$1,000
Series H - Second Tranche (1)	$1,000
Series I - First Tranche (1)	$1,250
Series I - Second Tranche (1)	$850
3.803% Subordinated Notes (2)	US$1,250

Stock options
Vested	4.9
Non-vested	2.4
(1)	Details on the Series H Medium-Term Notes, First Tranche and Second Tranche and Series I Medium-Term Notes, First Tranche and Second

        Tranche are outlined in Note 15 to the audited consolidated financial statements on page 171 of BMO’s 2017 Annual Report

(2)	Details on the 3.803% Subordinated Notes are outlined in Note 6 to the unaudited interim consolidated financial statements.

  Details on share capital are outlined in Note 7 to the unaudited interim consolidated financial statements and

  Note 16 to the audited annual consolidated financial statements on page 172 of BMO’s 2017 Annual Report.

12 BMO Financial Group First Quarter Report 2018

Other Capital Developments

Effective February 22, 2018, we amended our existing normal course issuer bid (NCIB) to increase the number of common shares that the bank may repurchase for cancellation from 15 million to 22 million common shares. During the quarter, we repurchased and cancelled 3 million common shares as part of the NCIB at an average cost of $98.09 per share for a total of approximately $294 million. All shares were purchased pursuant to a specific share repurchase program and such purchases were made from an arm’s length third party seller and at a discount to the prevailing market price of our common shares on the Toronto Stock Exchange (TSX) at the time of purchases.

On February 27, 2018, BMO announced its intention, subject to the approval of OSFI and the TSX, to initiate a new NCIB for up to 20 million common shares, commencing on or around May 30, 2018. Once approvals are obtained, the share repurchase program will permit BMO to purchase its common shares for the purpose of cancellation. NCIB is a regular part of BMO’s capital management strategy. The timing and amount of purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital adequacy. We will consult with OSFI before making purchases under the bid.

During the quarter, 711,927 common shares were issued through the exercise of stock options.

On December 12, 2017, we completed our U.S. public offering of US$1.25 billion of 3.803% Subordinated Notes due 2032, through our U.S. Medium-Term Note Program.

Dividends

On February 27, 2018, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $0.93 per share, unchanged from the prior quarter and up 6% from a year ago. The dividend is payable on May 28, 2018 to shareholders of record on May 1, 2018. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO in accordance with the Shareholder Dividend Reinvestment and Share Purchase Plan.

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

The foregoing Capital Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter Report 2018 13

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

The following sections review the financial results of each of our operating groups and operating segments for the first quarter of 2018.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, revenue, provision for credit losses and expense allocations are updated to better align with current experience. Results for prior periods are reclassified to conform to the current presentation.

Effective the first quarter of 2018, the allocation of certain revenue items from Corporate Services to the operating groups was updated to align with underlying business activity. Results for prior periods and related ratios have been reclassified to conform with the current presentation.

The following additional reclassifications were made effective the first quarter of 2018. Loan losses related to certain fraud costs have been reclassified from provision for credit losses to other non-interest expenses in Canadian and U.S. P&C. Certain fees have been reclassified from deposit and payment service charges to card fees within non-interest revenue in Canadian P&C. Also, cash collateral balances were reclassified from loans and deposits to other assets and other liabilities in BMO Capital Markets. Results for prior periods and related ratios have been reclassified to conform with the current period’s presentation.

BMO analyzes revenue at the consolidated level based on GAAP revenue reflected in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we analyze revenue on a teb basis at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the group teb adjustments is reflected in Corporate Services revenue and income tax provisions.

Effective with the adoption of IFRS 9, we allocate the provision for credit losses on performing loans and the related allowance to operating groups. In 2017 and prior years the collective provision and allowance was held in Corporate Services.

Personal and Commercial Banking (P&C)

(Canadian $ in millions, except as noted)	Q1-2018	Q4-2017	Q1-2017
Net interest income (teb)	2,283	2,263	2,198
Non-interest revenue	833	787	904
Total revenue (teb)	3,116	3,050	3,102
Provision for credit losses on impaired loans (1)	174	na	na
Provision for (recovery of) credit losses on performing loans (1)	(26)	na	na
Total provision for credit losses (1)	148	194	172
Non-interest expense	1,687	1,642	1,644
Income before income taxes	1,281	1,214	1,286
Provision for income taxes (teb)	324	320	293
Reported net income	957	894	993
Amortization of acquisition-related intangible assets (2)	11	12	13
Adjusted net income	968	906	1,006

Net income growth (%)	(3.6)	2.8	27.9
Adjusted net income growth (%)	(3.6)	2.6	27.2
Revenue growth (%)	0.5	1.9	8.5
Non-interest expense growth (%)	2.6	0.7	1.6
Adjusted non-interest expense growth (%)	2.7	0.8	1.7
Return on equity (%)	18.5	17.1	18.1
Adjusted return on equity (%)	18.7	17.3	18.3
Operating leverage (%) (teb)	(2.1)	1.2	6.9
Adjusted operating leverage (%) (teb)	(2.2)	1.1	6.8
Efficiency ratio (%) (teb)	54.2	53.9	53.0
Adjusted efficiency ratio (%) (teb)	53.7	53.3	52.5
Net interest margin on average earning assets (%) (teb)	2.94	2.94	2.87
Average earning assets	307,810	305,841	303,279
Average gross loans and acceptances	311,731	309,413	304,332
Average net loans and acceptances	310,353	309,280	304,151
Average deposits	242,525	236,309	239,326
(1)	Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in the prior periods is comprised of specific provisions. Refer to the Changes in Accounting Policies section on page 22 for further details.
(2)	Before tax amounts of: $15 million in Q1-2018; $16 million in Q4-2017 and $17 million in Q1-2017 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

  na – not applicable

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business net income of $957 million and adjusted net income of $968 million were both down 4% from the prior year, or down 2% excluding the impact of the weaker U.S. dollar due to a net gain in the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. These operating segments are reviewed separately in the sections that follow.

Adjusted results in this P&C section are non-GAAP amounts or non-GAAP measures. Please see the non-GAAP Measures section.

14 BMO Financial Group First Quarter Report 2018

Canadian Personal and Commercial Banking (Canadian P&C)

(Canadian $ in millions, except as noted)	Q1-2018	Q4-2017	Q1-2017

Net interest income	1,380	1,369	1,303
Non-interest revenue	553	515	676
Total revenue	1,933	1,884	1,979
Provision for credit losses on impaired loans (1)	97	na	na
Provision for credit losses on performing loans (1)	4	na	na
Total provision for credit losses (1)	101	130	113
Non-interest expense	966	917	905
Income before income taxes	866	837	961
Provision for income taxes	219	213	217
Reported net income	647	624	744
Amortization of acquisition-related intangible assets (2)	-	1	1
Adjusted net income	647	625	745

Personal revenue	1,276	1,227	1,172
Commercial revenue	657	657	807
Net income growth (%)	(12.8)	5.3	39.4
Revenue growth (%)	(2.3)	4.3	14.4
Non-interest expense growth (%)	6.7	2.9	2.4
Adjusted non-interest expense growth (%)	6.7	2.9	2.4
Operating leverage (%)	(9.0)	1.4	12.0
Adjusted operating leverage (%)	(9.0)	1.4	12.0
Efficiency ratio (%)	50.0	48.7	45.7
Net interest margin on average earning assets (%)	2.60	2.59	2.51
Average earning assets	210,867	210,110	205,676
Average gross loans and acceptances	220,190	219,114	212,849
Average net loans and acceptances	219,347	218,909	212,692
Average deposits	157,552	154,335	150,136
(1)	Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in the prior periods is comprised of specific provisions. Refer to the Changes in Accounting Policies section on page 22 for further details.
(2)	Before tax amounts of: $nil in each of Q1-2018 and Q4-2017 and $1 million in Q1-2017 are included in non-interest expense.

   Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

  na – not applicable

Q1 2018 vs Q1 2017

Canadian P&C reported and adjusted net income of $647 million both decreased 13% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Net income in the prior year included a $168 million after-tax ($187 million pre-tax) gain on the sale of Moneris US, which had a negative impact of approximately 25% on net income growth and 10% on revenue growth in the quarter. Revenue of $1,933 million decreased $46 million or 2% from the prior year due to the gain on the sale of Moneris US, partially offset by increased non-interest revenue, including a gain related to the restructuring of Interac Corporation, higher balances across most products and higher net interest margin. Net interest margin of 2.60% was up 9 basis points due to higher spreads and a change in product mix, including deposits growing faster than loans.

Personal revenue increased $104 million or 9% due to increased non-interest revenue, including the Interac Corporation restructuring gain, higher net interest margin and higher balances across most products.

Commercial revenue decreased $150 million or 19% due to the gain on sale in the previous year, which had a negative impact of approximately 25% on revenue growth, partially offset by higher balances across most products and increased non-interest revenue.

Total provision for credit losses of $101 million decreased $12 million. The provision for credit losses on impaired loans decreased $16 million to $97 million due to lower commercial and consumer provisions. There was a $4 million increase in the provision for credit losses on performing loans this quarter. Non-interest expense of $966 million increased $61 million or 7%, reflecting continued investment in the business, including higher technology investments, as well as a legal reserve in the current quarter.

Average gross loans and acceptances of $220.2 billion increased $7.3 billion or 3% from a year ago. Total personal lending balances (excluding retail cards) increased 2% as expected due to planned participation choices, and commercial loan balances (excluding corporate cards) grew 8%. Average deposits of $157.6 billion increased $7.4 billion or 5%. Personal deposit balances increased 4%, including 10% growth in chequing account balances, while commercial deposit balances grew 7%.

Q1 2018 vs Q4 2017

Reported and adjusted net income both increased 4% from the prior quarter. Revenue increased $49 million or 3% mainly due to the Interac Corporation restructuring gain and higher balances across most products, partially offset by the impact of higher interest recoveries in the prior quarter. Net interest margin of 2.60% was up 1 basis point.

Personal revenue increased $49 million due to increased non-interest revenue, including the gain, and higher balances across most products. Commercial revenue of $657 million was unchanged.

Total provision for credit losses decreased $29 million. The provision for credit losses on impaired loans decreased $33 million due to lower commercial and consumer provisions. There was a $4 million increase in the provision for credit losses on performing loans this quarter. Non-interest expense increased $49 million or 5% reflecting continued investment in the business, including higher technology investments, and a legal reserve in the current quarter and stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year.

Average gross loans and acceptances increased $1.1 billion, while average deposits increased $3.2 billion or 2%.

Adjusted results in this Canadian P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group First Quarter Report 2018 15

U.S. Personal and Commercial Banking (U.S. P&C)

(US$ in millions, except as noted)	Q1-2018	Q4-2017	Q1-2017

Net interest income (teb)	718	708	673
Non-interest revenue	223	216	172
Total revenue (teb)	941	924	845
Provision for credit losses on impaired loans (1)	62	na	na
Provision for (recovery of) credit losses on performing loans (1)	(25)	na	na
Total provision for credit losses (1)	37	52	44
Non-interest expense	573	574	556
Income before income taxes	331	298	245
Provision for income taxes (teb)	84	84	57
Reported net income	247	214	188
Amortization of acquisition-related intangible assets (2)	9	9	9
Adjusted net income	256	223	197

Net income growth (%)	31.4	1.9	6.5
Adjusted net income growth (%)	29.8	1.6	6.0
Revenue growth (%)	11.3	2.8	3.0
Non-interest expense growth (%)	3.0	2.6	4.3
Adjusted non-interest expense growth (%)	3.2	2.8	4.5
Operating leverage (%) (teb)	8.3	0.2	(1.3)
Adjusted operating leverage (%) (teb)	8.1	-	(1.5)
Efficiency ratio (%) (teb)	60.9	62.2	65.8
Adjusted efficiency ratio (%) (teb)	59.7	60.9	64.4
Net interest margin on average earning assets (%) (teb)	3.70	3.70	3.64
Average earning assets	77,101	75,849	73,440
Average gross loans and acceptances	72,804	71,546	68,835
Average net loans and acceptances	72,378	71,603	68,817
Average deposits	67,583	64,952	67,113

(Canadian $ equivalent in millions)
Net interest income (teb)	903	894	895
Non-interest revenue	280	272	228
Total revenue (teb)	1,183	1,166	1,123
Provision for credit losses on impaired loans (1)	77	na	na
Provision for (recovery of) credit losses on performing loans (1)	(30)	na	na
Total provision for credit losses (1)	47	64	59
Non-interest expense	721	725	739
Income before income taxes	415	377	325
Provision for income taxes (teb)	105	107	76
Reported net income	310	270	249
Adjusted net income	321	281	261

Net income growth (%)	24.1	(2.7)	2.6
Adjusted net income growth (%)	22.6	(3.1)	2.0
Revenue growth (%)	5.3	(1.8)	(0.6)
Non-interest expense growth (%)	(2.4)	(2.0)	0.7
Adjusted non-interest expense growth (%)	(2.2)	(1.8)	0.9
Average earning assets	96,943	95,731	97,603
Average gross loans and acceptances	91,541	90,299	91,483
Average net loans and acceptances	91,006	90,371	91,459
Average deposits	84,973	81,974	89,190
(1)	Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in the prior periods is comprised of specific provisions. Refer to the Changes in Accounting Policies section on page 22 for further details.
(2)	Before tax amounts of: US$12 million in each of Q1-2018 and Q1-2017; US$13 million in Q4-2017 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

  na – not applicable

Q1 2018 vs Q1 2017

Reported net income of $310 million increased $61 million or 24% and adjusted net income of $321 million increased $60 million or 23% from a year ago. Adjusted net income excludes the amortization of acquisition-related intangible assets. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income of $247 million increased $59 million or 31% from a year ago and adjusted net income of $256 million increased $59 million or 30%. Prior year results included a $27 million after-tax ($43 million pre-tax) loss on a loan sale, which contributed approximately 16% to reported and adjusted net income growth and 5% to revenue growth. Revenue of $941 million increased $96 million or 11% from the prior year, mainly due to higher deposit revenue, a loss on a loan sale in the prior year and increased commercial loan volumes, net of loan spread compression. Net interest margin increased 6 basis points to 3.70% due to higher deposit revenue driven by higher interest rates, net of loan spread compression and changes in business mix.

Total provision for credit losses of $37 million decreased $7 million. The provision for credit losses on impaired loans of $62 million increased $18 million due to higher commercial provisions, partially offset by lower consumer provisions. There was a reduction in the allowance for credit losses on performing loans in the quarter, resulting in a recovery of credit losses of $25 million, as an improved macroeconomic outlook resulted in lower future expected credit losses. Non-interest expense of $573 million increased $17 million or 3% and adjusted non-interest expense of $561 million increased $17 million or 3%, largely due to higher technology investments. Current year results benefited from the more favourable tax rate as a result of U.S. tax reform.

16 BMO Financial Group First Quarter Report 2018

Average gross loans and acceptances increased $4.0 billion or 6% from the prior year to $72.8 billion, driven by commercial loan growth of 7% and increased personal loan volumes, due to the purchase of a $2.1 billion mortgage portfolio in the current quarter.

Average deposits increased $0.5 billion or 1% from the prior year due to growth in personal volumes across all products, partially offset by an expected decline in commercial volumes given higher interest rates.

Q1 2018 vs Q4 2017

Reported net income and adjusted net income both increased $40 million or 14% from the prior quarter. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income and adjusted net income both increased $33 million or 15%. Revenue increased $17 million or 2% mainly due to higher deposit revenue and commercial lending fees, net of loan spread compression. Net interest margin remained unchanged as improved deposit revenue driven by higher interest rates was offset by a change in business mix and continued loan spread compression.

Total provision for credit losses decreased $15 million. The provision for credit losses on impaired loans increased $10 million due to higher consumer recoveries in the prior quarter. There was a $25 million recovery of credit losses on performing loans this quarter largely as a result of an improved economic outlook. Non-interest expense and adjusted non-interest expense were both relatively flat compared to the prior quarter. Current year results benefited from the more favourable tax rate as a result of U.S. tax reform.

Average gross loans and acceptances increased $1.3 billion or 2% largely due to the purchase of a mortgage portfolio. Average deposits increased $2.6 billion or 4% due to growth in both personal and commercial volumes.

Adjusted results in this U.S. P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group First Quarter Report 2018 17

BMO Wealth Management

(Canadian $ in millions, except as noted)	Q1-2018	Q4-2017	Q1-2017

Net interest income	200	194	172
Non-interest revenue	1,405	1,490	1,045
Total revenue	1,605	1,684	1,217
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	361	573	4
Revenue, net of CCPB	1,244	1,111	1,213
Provision for credit losses on impaired loans (1)	1	na	na
Provision for (recovery of) credit losses on performing loans (1)	(2)	na	na
Total provision for (recovery of) credit losses (1)	(1)	-	2
Non-interest expense	894	841	855
Income before income taxes	351	270	356
Provision for income taxes	85	95	87
Reported net income	266	175	269
Amortization of acquisition-related intangible assets (2)	10	14	15
Adjusted net income	276	189	284

Traditional Wealth businesses reported net income	184	192	164
Traditional Wealth businesses adjusted net income	194	206	179
Insurance reported net income	82	(17)	105
Net income growth (%)	(1.1)	(38.1)	77.8
Adjusted net income growth (%)	(2.9)	(37.9)	58.0
Revenue growth (%)	31.9	30.9	(15.6)
Revenue growth, net of CCPB (%)	2.5	(8.0)	12.7
Non-interest expense growth (%)	4.6	1.0	(2.5)
Adjusted non-interest expense growth (%)	5.4	2.5	(0.5)
Return on equity (%)	18.3	11.6	17.0
Adjusted return on equity (%)	19.0	12.5	18.0
Operating leverage, net of CCPB (%)	(2.1)	(9.0)	15.2
Adjusted operating leverage, net of CCPB (%)	(2.9)	(10.5)	13.2
Efficiency ratio, net of CCPB (%)	71.9	75.7	70.5
Adjusted efficiency ratio (%)	54.9	48.9	68.7
Adjusted efficiency ratio, net of CCPB (%)	70.9	74.1	68.9
Assets under management	435,504	429,448	401,560
Assets under administration (3)	379,664	359,773	463,747
Average earning assets	29,650	28,754	27,054
Average gross loans and acceptances	19,065	18,538	17,464
Average net loans and acceptances	19,032	18,533	17,459
Average deposits	34,008	33,281	32,197
(1)	Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in the prior periods is comprised of specific provisions. Refer to the Changes in Accounting Policies section on page 22 for further details.
(2)	Before tax amounts of: $13 million in Q1-2018; $18 million in Q4-2017; and $19 million in Q1-2017.
(3)	We have certain assets under management that are also administered by us and included in assets under administration.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

  na – not applicable

Q1 2018 vs Q1 2017

Reported net income was $266 million compared to $269 million a year ago, and adjusted net income was $276 million compared to $284 million a year ago. Adjusted net income excludes the amortization of acquisition-related intangible assets. Traditional wealth reported net income of $184 million increased $20 million or 12% from a year ago and adjusted net income of $194 million increased $15 million or 8%, primarily due to business growth and improved equity markets, partially offset by higher expenses. Insurance net income was $82 million compared to $105 million last year primarily due to more favourable market movements in the prior year, partially offset by underlying business growth.

Revenue of $1,605 million was up $388 million or 32% compared to a year ago. Revenue, net of CCPB, of $1,244 million was up $31 million or 3%. Revenue in traditional wealth of $1,108 million was up $64 million or 6%, primarily due to business growth and improved equity markets, partially offset by the impact of a non-core divestiture and the weaker U.S. dollar. Insurance revenue, net of CCPB, was $136 million compared to $169 million a year ago due to the factors noted above.

Non-interest expense of $894 million increased $39 million or 5% and adjusted non-interest expense of $881 million increased $45 million or 5% mainly due to higher employee-related expenses and technology investments, partially offset by the impact of the weaker U.S. dollar and a non-core divestiture.

Assets under management increased $34 billion or 8% from a year ago to $436 billion, mainly driven by market appreciation. Assets under administration decreased $84 billion or 18% from a year ago to $380 billion, largely driven by the impact of a non-core divestiture as well as unfavourable foreign exchange movements, partially offset by market appreciation and growth in client assets. Year-over-year loans and deposits grew by 9% and 6%, respectively, as we continue to diversify our product mix.

Q1 2018 vs Q4 2017

Reported net income was $266 million compared to $175 million in the prior quarter and adjusted net income was $276 million compared to $189 million. Traditional wealth reported net income was $184 million compared to $192 million in the prior quarter and adjusted net income was $194 million compared to $206 million in the prior quarter. Business growth was more than offset by stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year. Insurance net income was $82 million compared to a net loss of $17 million in the prior quarter primarily due to elevated reinsurance claims in the prior quarter of $112 million.

18 BMO Financial Group First Quarter Report 2018

Revenue, net of CCPB, of $1,244 million was up $133 million or 12% from the prior quarter. Revenue in traditional wealth of $1,108 million was up $40 million or 4%, primarily due to business growth and improved equity markets, partially offset by the impact of a non-core divestiture. Net insurance revenue was $136 million compared to $43 million in the prior quarter, due to the factor noted above.

Non-interest expense of $894 million increased $53 million or 6% and adjusted non-interest expense of $881 million increased $58 million or 7%, primarily due to stock-based compensation for employees who are eligible to retire and higher revenue-based costs, partially offset by the impact of a non-core divestiture.

Assets under management increased $6 billion or 1% mainly due to market appreciation. Assets under administration increased $20 billion or 6% mainly due to market appreciation, partially offset by unfavourable foreign exchange movements. Quarter-over-quarter loans and deposits grew by 3% and 2%, respectively.

Adjusted results in this BMO Wealth Management section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP measures section.

BMO Capital Markets

(Canadian $ in millions, except as noted)	Q1-2018	Q4-2017	Q1-2017

Net interest income (teb)	233	315	336
Non-interest revenue	849	800	880
Total revenue (teb)	1,082	1,115	1,216
Provision for (recovery of) credit losses on impaired loans (1)	(1)	na	na
Provision for (recovery of) credit losses on performing loans (1)	(4)	na	na
Total provision for (recovery of) credit losses (1)	(5)	4	(4)
Non-interest expense	720	679	722
Income before income taxes	367	432	498
Provision for income taxes (teb)	96	116	131
Reported and adjusted net income	271	316	367

Trading Products revenue	650	646	770
Investment and Corporate Banking revenue	432	469	446
Net income growth (%)	(26.3)	(18.4)	45.3
Revenue growth (%)	(11.0)	(4.8)	20.4
Non-interest expense growth (%)	(0.3)	2.9	9.3
Return on equity (%)	12.6	15.7	17.3
Operating leverage (%) (teb)	(10.7)	(7.7)	11.1
Efficiency ratio (%) (teb)	66.5	61.0	59.4
Net interest margin on average earning assets (%) (teb)	0.36	0.49	0.50
Average earning assets	259,221	257,153	265,096
Average assets	295,412	295,097	306,998
Average gross loans and acceptances	45,775	46,831	48,466
Average net loans and acceptances	45,708	46,808	48,430
Average deposits	133,555	138,217	147,683
(1)	Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in the prior periods is comprised of specific provisions. Refer to the Changes in Accounting Policies section on page 22 for further details.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

  na – not applicable

Q1 2018 vs Q1 2017

Reported and adjusted net income were $271 million compared to $367 million in the prior year, primarily due to lower revenue from our Trading Products business. Adjusted net income excludes the amortization of acquisition-related intangible assets.

Revenue of $1,082 million decreased $134 million or 11%, or 9% excluding the impact of the weaker U.S. dollar. Trading Products revenue decreased from record performance in the prior year, primarily due to lower interest rate and equities trading revenue. Investment and Corporate Banking revenue decreased slightly due to lower investment banking activity, partially offset by higher corporate banking revenue.

Total net recovery of credit losses of $5 million was relatively stable compared to the prior year. The net recovery of credit losses on impaired loans was $1 million compared with $4 million in the prior year. There was a $4 million recovery of credit losses on performing loans this quarter. Non-interest expense of $720 million was relatively unchanged, or up 2% excluding the impact of the weaker U.S. dollar.

Q1 2018 vs Q4 2017

Reported and adjusted net income were $271 million compared to $316 million in the prior quarter due to lower Investment and Corporate Banking revenue and higher employee-related expenses, including stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year.

Revenue decreased $33 million or 3% driven by lower Investment and Corporate Banking revenue due to lower revenue from debt and equity underwriting activity, partially offset by higher Trading Products revenue.

Total net recovery of credit losses increased $9 million compared to the prior quarter. The net recovery of credit losses on impaired loans was $1 million compared with a $4 million provision in the prior quarter. There was a $4 million recovery of credit losses on performing loans this quarter. Non-interest expense increased $41 million or 6%, driven by higher employee-related expenses, including stock-based compensation for employees eligible to retire.

Adjusted results in this BMO Capital Markets section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group First Quarter Report 2018 19

Corporate Services

(Canadian $ in millions, except as noted)	Q1-2018	Q4-2017	Q1-2017

Net interest income before group teb offset	(47)	(61)	(59)
Group teb offset	(123)	(176)	(117)
Net interest income (teb)	(170)	(237)	(176)
Non-interest revenue	45	43	46
Total revenue (teb)	(125)	(194)	(130)
Provision for credit losses on impaired loans (1)	-	na	na
Provision for (recovery of) credit losses on performing loans (1)	(1)	na	na
Total provision (recovery) of credit losses (1)	(1)	4	(3)
Non-interest expense	140	213	164
Loss before income taxes	(264)	(411)	(291)
Provision for (recovery of) income taxes (teb)	257	(253)	(150)
Reported net loss	(521)	(158)	(141)
Acquisition integration costs (2)	3	15	14
Restructuring costs (3)	-	41	-
U.S. net deferred tax asset revaluation (4)	425	-	-
Adjusted net loss	(93)	(102)	(127)
(1)	Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in the prior periods includes both specific and collective provisions. Refer to the Changes in Accounting Policies section on page 22 for further details.
(2)	Acquisition integration costs related to the acquired BMO Transportation Finance business are included in non-interest expense.
(3)	Restructuring charges before-tax amount of $59 million in Q4-2017, as we continued to accelerate the use of technology to enhance customer experience and focus on driving operational efficiencies. Restructuring cost is included in non-interest expense.
(4)	For more information on the impact of the U.S. Tax Cuts and Jobs Act see the Other Regulatory Developments section on page 24.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

  na – not applicable

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, marketing, innovation, communications and human resources. T&O manages, maintains and provides governance over information technology, operations services, real estate and procurement for BMO Financial Group.

The costs of these Corporate Units and T&O services are largely transferred to the three operating groups (P&C, BMO Wealth Management and BMO Capital Markets), with remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments, residual unallocated expenses, certain acquisition integration costs and restructuring costs, as well as the one-time non-cash charge due to the revaluation of our U.S. net deferred tax asset.

Q1 2018 vs Q1 2017

Corporate Services net loss for the quarter was $521 million compared with a net loss of $141 million a year ago. Corporate Services adjusted net loss for the quarter was $93 million compared with an adjusted net loss of $127 million a year ago. Adjusted results exclude the one-time non-cash charge due to the revaluation of our U.S. net deferred tax asset of $425 million in the current quarter and acquisition integration costs in both periods. Adjusted results increased mainly due to above-trend taxes in the prior year, as well as higher revenue excluding teb and lower expenses in the current quarter. Reported results decreased due to the U.S. net deferred tax asset revaluation charge in the current quarter, partially offset by the drivers noted above.

Q1 2018 vs Q4 2017

Corporate Services net loss for the quarter was $521 million compared with a net loss of $158 million in the prior quarter. Corporate Services adjusted net loss was $93 million compared with an adjusted net loss of $102 million in the prior quarter. Adjusted results exclude the one-time non-cash charge due to the revaluation of our U.S. net deferred tax asset of $425 million in the current quarter and a $41 million after-tax restructuring charge in the prior quarter, as well as acquisition integration costs in both periods. Adjusted results increased $9 million mainly due to higher revenue excluding teb, partially offset by higher expenses. Reported results decreased due to the U.S. net deferred tax asset revaluation charge in the current quarter, partially offset by the restructuring charge in the prior quarter and the net impact of the drivers noted above.

Adjusted results in this Corporate Services section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

20 BMO Financial Group First Quarter Report 2018

Summary Quarterly Earnings Trends

(Canadian $ in millions, except as noted)	Q1-2018	Q4-2017	Q3-2017	Q2-2017	Q1-2017	Q4-2016	Q3-2016	Q2-2016
Revenue	5,678	5,655	5,459	5,741	5,405	5,278	5,633	5,101
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	361	573	253	708	4	79	691	407
Revenue, net of CCPB	5,317	5,082	5,206	5,033	5,401	5,199	4,942	4,694
Provision for credit losses on impaired loans (1)	174	na	na	na	na	na	na	na
Provision for (recovery of) credit losses on performing loans (1)	(33)	na	na	na	na	na	na	na
Total provision for credit losses (1)	141	202	126	251	167	167	247	189
Non-interest expense	3,441	3,375	3,286	3,284	3,385	3,330	3,102	3,324
Income before income taxes	1,735	1,505	1,794	1,498	1,849	1,702	1,593	1,181
Provision for income taxes	762	278	407	250	361	357	348	208
Reported net income (see below)	973	1,227	1,387	1,248	1,488	1,345	1,245	973
Acquisition integration costs (2)	3	15	13	13	14	21	19	16
Amortization of acquisition-related intangible assets (3)	21	26	28	34	28	29	31	31
Restructuring costs (4)	-	41	-	-	-	-	-	132
Decrease in the collective allowance for credit losses (5)	-	-	(54)	-	-	-	-	-
U.S. net deferred tax asset revaluation (6)	425	-	-	-	-	-	-	-
Adjusted net income (see below)	1,422	1,309	1,374	1,295	1,530	1,395	1,295	1,152
Basic earnings per share ($)	1.43	1.82	2.05	1.85	2.23	2.03	1.87	1.46
Diluted earnings per share ($)	1.43	1.81	2.05	1.84	2.22	2.02	1.86	1.45
Adjusted diluted earnings per share ($)	2.12	1.94	2.03	1.92	2.28	2.10	1.94	1.73
(1)	Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in the prior periods includes both specific and collective provisions. Changes in the provision for credit losses on performing loans under this methodology will not be considered an adjusting item. Refer to the Changes in Accounting Policies section on page 22 for further details.
(2)	Acquisition integration costs before tax are included in non-interest expense.
(3)	Amortization of acquisition-related intangible assets before tax is charged to the non-interest expense of the operating groups.
(4)	Restructuring charges before tax amount included in non-interest expense in Corporate Services of $59 million in Q4-2017 and $188 million in Q2-2016.
(5)	In Q3-17 the adjustment to the collective allowance for credit losses before-tax amount of $76 million was excluded from the Corporate Services adjusted provision for (recovery of) credit losses.
(6)	For more information on the impact of the U.S. Tax Cuts and Jobs Act see the Other Regulatory Developments section on page 24.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

  na – not applicable

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO’s quarterly earnings trends were reviewed in detail on pages 62 and 63 of BMO’s 2017 Annual Report. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. Quarterly earnings are also impacted by foreign currency translation. The table above outlines summary results for the second quarter of fiscal 2016 through the first quarter of fiscal 2018.

Earnings Trends

Reported and adjusted results include elevated reinsurance claims in the fourth quarter of 2017, a gain on the sale of Moneris US, net of a loss on a loan sale in the first quarter of 2017, and a write-down of an investment in the second quarter, net of a gain on subsequent sale in the fourth quarter of 2016. Reported results reflect a U.S. net deferred tax asset revaluation in the current quarter, restructuring charges in the fourth quarter of 2017 and the second quarter of 2016 and a decrease in the collective allowance in the third quarter of 2017.

Canadian P&C delivered positive year-over-year net income growth in seven of the last eight quarters, reflecting revenue growth driven by higher balances and non-interest revenue. U.S. P&C growth largely reflects higher deposit revenue driven by higher interest rates and steadily improving loan volumes. Wealth Management’s results in the first quarter of 2018 reflect year-over-year business growth and improved Canadian and U.S. equity markets, partially offset by higher expenses. Quarterly insurance results have been subject to variability, resulting primarily from impacts of interest rates, equity markets and reinsurance claims, as well as methodology and actuarial assumption changes. BMO Capital Markets had good performance throughout fiscal 2016 and 2017, notwithstanding the impact of tax law changes effective mid-year in fiscal 2017 on certain clients in our equities business. BMO Capital Markets results in the first quarter of 2018 were also impacted by lower debt and equity underwriting activity. Corporate Services results can vary from quarter to quarter, largely due to the inclusion of adjusting items, which are largely recorded in Corporate Services.

Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. The provision for credit losses on impaired loans under IFRS 9 is consistent with the specific provision under IAS 39 in prior years. The provision for credit losses on performing loans replaces the collective provision under IAS 39. Prior periods have not been restated. Refer to Note 3 to the unaudited interim consolidated financial statements for an explanation of the provision for credit losses. BMO’s provision for credit losses on impaired loans to average net loans and acceptances has been relatively stable, with some quarter-to-quarter variability. As a result of the forward-looking nature of IFRS 9, we anticipate there will be increased variability in the bank’s provision for credit losses on performing loans.

The higher reported tax rate in the current quarter was due to the one-time non-cash tax charge due to the revaluation of our U.S. net deferred tax asset resulting from the reduction in the U.S. federal tax rate. The effective income tax rate can vary, as it depends on tax law changes, the timing of resolution of certain tax matters, adjustments of prior periods’ income taxes, the relative proportion of earnings attributable to the different jurisdictions in which we operate and the amount of tax-exempt income from securities.

Adjusted results in this Summary Quarterly Earnings Trends section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Caution

This Summary Quarterly Earnings Trends section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter Report 2018 21

Balance Sheet

Total assets of $727.9 billion as at January 31, 2018, increased $18.3 billion from October 31, 2017. The weaker U.S. dollar reduced assets by

$14.1 billion, excluding the impact on derivative financial assets.

The following discussion excludes the impact of changes in the U.S. dollar. Cash and cash equivalents and interest bearing deposits with banks increased $10.5 billion primarily due to higher balances held with central banks. Securities borrowed or purchased under resale agreements increased $10.0 billion, driven by higher client activity in BMO Capital Markets and Treasury activities. Net loans increased $4.3 billion, driven largely by a $2.3 billion increase in residential mortgages due to the purchase of a mortgage portfolio in U.S. P&C, and a $2.0 billion increase in business and government loans mainly due to Canadian commercial loan growth. Securities increased $4.0 billion, reflecting higher balances in both BMO Capital Markets trading businesses and Treasury activities. All other assets, excluding derivative financial assets, increased $0.9 billion.

Liabilities increased $19.9 billion from October 31, 2017. The weaker U.S. dollar reduced liabilities by $13.5 billion, excluding the impact on derivative financial liabilities.

The following discussion excludes the impact of changes in the U.S. dollar. Securities lent or sold under repurchase agreements increased $18.7 billion due to higher client activity in BMO Capital Markets. Deposits increased $6.7 billion across all operating groups, reflecting higher levels of customer and wholesale deposits, with a $3.4 billion increase in business and government deposits, a $1.9 billion increase in deposits by individuals and a $1.3 billion increase in deposits with banks. Securities sold but not yet purchased increased $1.6 billion. Subordinated debt increased $1.4 billion due to a new issuance in the quarter. All other liabilities, excluding derivative financial liabilities, increased $1.8 billion.

Derivative financial assets increased $2.8 billion and derivative financial liabilities increased $3.3 billion, including the impact of changes in the U.S. dollar. Growth was driven by an increase in the fair value of foreign exchange and commodity contracts, partially offset by a decrease in the fair value of interest rate contracts.

Total equity decreased $1.5 billion from October 31, 2017, due to a $1.7 billion decrease in accumulated other comprehensive income, partially offset by a $0.2 billion increase in retained earnings. Accumulated other comprehensive income on translation of net foreign operations decreased $1.0 billion primarily due to the impact of the weaker U.S. dollar, net of hedging impacts. Accumulated other comprehensive income on cash flow hedges decreased $0.6 billion primarily due to the impact of higher interest rates in the quarter.

Contractual obligations by year of maturity are outlined in Note 14 to the unaudited interim consolidated financial statements.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel on the same terms that we offer to our preferred customers for those services. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank. We provide banking services to our joint ventures and equity-accounted investees on the same terms offered to our customers for these services.

The bank’s policies and procedures for related party transactions did not materially change from October 31, 2017, as described in Note 28 to the audited consolidated financial statements on page 198 of BMO’s 2017 Annual Report.

Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are Credit Instruments, Structured Entities and Guarantees, which are described on page 77 of BMO’s 2017 Annual Report. We consolidate all of our Structured Entities, except for our Canadian customer securitization vehicles, structured finance vehicles, certain capital and funding vehicles and various BMO managed and non-managed investment funds. There have been no changes of substance during the quarter ended January 31, 2018.

Accounting Policies and Critical Accounting Estimates

Significant accounting policies are described in our 2017 annual MD&A and in the notes to our audited consolidated financial statements for the year ended October 31, 2017 and in Note 1 to the unaudited interim consolidated financial statements, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion on pages 113 to 115 and 144 to 147 in BMO’s 2017 Annual Report.

Changes in Accounting Policies

Effective November 1, 2017, we prospectively adopted IFRS 9 Financial Instruments (IFRS 9), which addressed impairment, classification and measurement, and hedge accounting.

Impairment

IFRS 9 introduces a new single expected credit loss (ECL) impairment model for all financial assets and certain off-balance sheet loan commitments and guarantees. The ECL model will result in an allowance for credit losses being recorded on financial assets regardless of whether there has been an actual loss event. This differs from our previous approach where the allowance recorded on performing loans is designed to capture only losses that have been incurred whether or not they have been specifically identified.

22 BMO Financial Group First Quarter Report 2018

Classification and Measurement

IFRS 9 requires that we classify debt instruments based on our business model for managing the assets and the contractual cash flow characteristics of the asset. Equity instruments are measured at fair value through profit and loss unless we elect to measure at fair value through other comprehensive income.

Hedge Accounting

IFRS 9 introduces a new hedge accounting model that expands the scope of hedged items and risks eligible for hedge accounting and aligns hedge accounting more closely with risk management. The new model no longer specifies quantitative measures for effectiveness testing and does not permit hedge de-designation. Consistent with a policy choice allowed in IFRS 9 we have elected to continue to apply the existing hedge accounting rules.

Notes 1 and 15 to the unaudited interim consolidated financial statements provide detail on the impact of the new standard.

Future Changes in Accounting Policies

BMO monitors the potential changes proposed by the International Accounting Standards Board (IASB), and analyzes the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the bank in the future, can be found on pages 116 to 117 and in Note 1 to the audited annual consolidated financial statements on pages 147 to 148 of BMO’s 2017 Annual Report, and in Note 1 to the unaudited interim consolidated financial statements.

Select Financial Instruments

The Financial Stability Board (FSB) issued a report in 2012 encouraging enhanced disclosure related to financial instruments that market participants had come to regard as carrying higher risk. An index of where the disclosures recommended by the Enhanced Disclosure Task Force (EDTF) of the FSB are located is provided on our website at www.bmo.com/investorrelations.

We follow a practice of reporting on significant changes in select financial instruments since year end, if any, in our interim MD&A. There have been no changes of substance in the disclosure on pages 76 to 77 in our 2017 Annual Report.

Disclosure for Domestic Systemically Important Banks (D-SIBs)

In March 2013, OSFI issued guidance designating the six largest Canadian banks, including BMO, as domestic systemically important banks.

As a D-SIB, OSFI requires that we disclose on an annual basis the 12 indicators utilized in the G-SIBs assessment methodology. These indicators measure the impact a bank’s failure would have on the global financial system and wider economy. The indicators reflect the size of banks, their interconnectedness, the lack of alternative infrastructure for services banks provide, their global activity and complexity. The methodology is outlined in the July 2013 paper, Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement, issued by the BCBS. As required under the methodology, the indicators are calculated based on specific instructions issued by the BCBS; and as a result, the measures used may not be based on the most recent version of Basel III. Therefore values may not be consistent with other measures used in this report.

Indicator values have been reported based on regulatory requirements for consolidation and therefore insurance and other non-banking information is only included insofar as it is included in the regulatory consolidation of the group. This level of consolidation differs from that used in the consolidated financial statements. Therefore, results may not be comparable to other disclosures in this report.

Payments activity decreased due to lower levels of activity. Other year-over-year movements reflect normal changes in business activity.

Disclosure for Domestic Systemically Important Banks (D-SIBs) (Canadian $ in millions)

As at October 31

Section	Indicators	2017	2016

A. Cross-jurisdictional activity	1. Cross-jurisdictional claims	307,717	291,485

	2. Cross-jurisdictional liabilities	249,228	262,884

B. Size	3. Total exposures as defined for use in the Basel III leverage ratio	794,985	762,779

C. Interconnectedness	4. Intra-financial system assets	134,581	120,153

	5. Intra-financial system liabilities	68,066	64,217

	6. Securities outstanding	238,318	210,910

D. Substitutability / financial institution infrastructure	7. Payments activity (1)	23,722,831	28,158,089

	8. Assets under custody	178,020	184,887

	9. Underwritten transactions in debt and equity markets	68,690	49,176

E. Complexity	10. Notional amount of over-the-counter (OTC) derivatives	4,536,610	4,259,557

	11. Trading and available-for-sale securities (2)	46,283	29,775

	12. Level 3 assets	1,778	1,872

  (1) Includes intercompany transactions that are cleared through a correspondent bank.

  (2) Prior period has been restated to exclude insurance balances.

BMO Financial Group First Quarter Report 2018 23

Other Regulatory Developments

On December 22, 2017, the U.S. Tax Cuts and Jobs Act (the Act) was signed into law in the United States. Consequently, effective January 1, 2018, the U.S. federal corporate tax rate was reduced from 35% to 21%. The tax rate change resulted in a one-time non-cash charge to our net income due to the revaluation of our U.S. net deferred tax asset to the lower tax rate. The charge included estimates for certain income tax effects and may be updated in the future. Going forward, there is expected to be a benefit from the lower tax rate on BMO’s future U.S. earnings. We will continue to monitor further guidance related to the Act, including the base broadening measures and possible state tax proposals, for their possible impact on BMO.

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this Report to Shareholders.

For a comprehensive discussion of regulatory developments, see the Enterprise-Wide Capital Management section starting on page 69, the Risks that May Affect Future Results section starting on page 79, the Liquidity and Funding Risk section starting on page 99, and the Legal and Regulatory Risk section starting on page 109 of BMO’s 2017 Annual Report.

This Other Regulatory Developments section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

24 BMO Financial Group First Quarter Report 2018

Risk Management

Our risk management policies and processes to measure, monitor and control credit and counterparty, market, insurance, liquidity and funding, operational, model, legal and regulatory, business, strategic, environmental and social and reputation risk have not changed significantly from those outlined in the Enterprise-Wide Risk Management section on pages 78 to 112 of BMO’s 2017 annual MD&A.

Market Risk

BMO’s market risk management practices and key measures are outlined on pages 94 to 98 of BMO’s 2017 Annual Report.

Linkages between Balance Sheet Items and Market Risk Disclosures

The table below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprised of balances that are subject to either traded risk or non-traded risk measurement techniques.

Linkages Between Balance Sheet Items and Market Risk Disclosures

	As at January 31, 2018				As at October 31, 2017

	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Main risk factors for non-traded risk balances
(Canadian $ in millions)		Traded risk (1)	Non-traded risk (2)			Traded risk (1)	Non-traded risk (2)

Assets Subject to Market Risk
Cash and cash equivalents	41,159	-	41,159	-	32,599	-	32,599	-	Interest rate
Interest bearing deposits with banks	6,740	226	6,514	-	6,490	346	6,144	-	Interest rate
Securities	163,551	93,237	70,314	-	163,198	90,449	72,749	-	Interest rate, credit spread, equity
Securities borrowed or purchased under resale agreements	83,194	-	83,194	-	75,047	-	75,047	-	Interest rate
Loans (net of allowance for credit losses)	356,662	-	356,662	-	358,507	-	358,507	-	Interest rate, foreign exchange
Derivative instruments	31,756	28,715	3,041	-	28,951	27,359	1,592	-	Interest rate, foreign exchange
Customer’s liabilities under acceptances	16,705	-	16,705	-	16,546	-	16,546	-	Interest rate
Other assets	28,142	-	12,965	15,177	28,242	-	12,927	15,315	Interest rate
Total Assets	727,909	122,178	590,554	15,177	709,580	118,154	576,111	15,315

Liabilities Subject to Market Risk
Deposits	475,565	13,076	462,489	-	479,792	13,674	466,118	-	Interest rate, foreign exchange
Derivative instruments	31,079	29,239	1,840	-	27,804	26,122	1,682	-	Interest rate, foreign exchange
Acceptances	16,705	-	16,705	-	16,546	-	16,546	-	Interest rate
Securities sold but not yet purchased	26,367	26,367	-	-	25,163	25,163	-	-
Securities lent or sold under repurchase agreements	72,260	-	72,260	-	55,119	-	55,119	-	Interest rate
Other liabilities	56,642	-	56,384	258	55,773	-	55,415	358	Interest rate
Subordinated debt	6,463	-	6,463	-	5,029	-	5,029	-	Interest rate
Total Liabilities	685,081	68,682	616,141	258	665,226	64,959	599,909	358

  (1) Primarily comprised of balance sheet items that are subject to the trading and underwriting risk management framework and fair valued through profit or loss.

  (2) Primarily comprised of balance sheet items that are subject to the structural balance sheet and insurance risk management framework.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

Trading and Underwriting Market Risk

The Average Total Trading Value at Risk (VaR) and Average Trading Stressed VaR were marginally higher from the prior quarter due to increases in equity and foreign exchange exposures, which were partially offset by a reduction in credit exposures. The decrease year over year in Average Total Trading VaR stemmed from reduced interest rate exposure and market volatility, while the Average Total Trading Stressed VaR rose marginally as a result of a methodology change in 2017 relating to market risk associated with the valuation of uncollateralized derivatives.

Total Trading Value at Risk (VaR) and Trading Stressed Value at Risk (SVaR) Summary (1)(2)

	For the quarter ended January 31, 2018				October 31, 2017	January 31, 2017

(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Average	Average

Commodity VaR	0.3	0.5	1.1	0.3	0.7	1.1
Equity VaR	3.5	3.6	5.0	3.0	2.9	3.5
Foreign exchange VaR	0.4	0.8	2.2	0.1	0.4	1.2
Interest rate VaR	6.0	5.2	7.4	3.6	5.3	8.9
Credit VaR	1.7	1.8	2.3	1.5	2.4	2.2
Diversification	(5.5)	(6.1)	nm	nm	(6.2)	(8.6)

Total Trading VaR	6.4	5.8	7.5	4.7	5.5	8.3

Total Trading SVaR	22.9	23.0	24.3	20.0	21.4	22.1

  (1) One-day measure using a 99% confidence interval. Benefits are presented in brackets and losses are presented as positive numbers.

  (2) Stressed VaR is produced weekly and at month end.

  nm - not meaningful

BMO Financial Group First Quarter Report 2018 25

Structural (Non-Trading) Market Risk

Structural economic value exposure to rising interest rates increased relative to October 31, 2017 primarily owing to modelled deposit pricing being more rate-sensitive at higher interest rate levels following the increase in market rates in the first quarter of 2018. Structural economic value benefit to falling interest rates increased relative to October 31, 2017 due to the greater extent to which customer deposit rates can now fall. Structural earnings benefit to rising interest rates decreased relative to October 31, 2017 primarily owing to a lower modelled benefit to subsequent interest rate increases over the next 12 months following the increase in market rates in the quarter. Structural earnings exposure to falling interest rates decreased relative to October 31, 2017 primarily owing to the increased extent to which certain deposits can reprice lower following the increase in market rates in the quarter.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates (1) (2)

	Economic value sensitivity (Pre-tax)			Earnings sensitivity over the next 12 months (Pre-tax)
(Canadian $ equivalent in millions)	January 31, 2018	October 31, 2017	January 31, 2017	January 31, 2018	October 31, 2017	January 31, 2017

100 basis point increase	(1,111.7)	(957.8)	(959.8)	73.1	136.9	162.6
100 basis point decrease	467.4	78.6	280.4	(315.3)	(433.4)	(292.2)

(1)	Losses are in brackets and benefits are presented as positive numbers.
(2)	For BMO’s Insurance businesses, a 100 basis point increase in interest rates at January 31, 2018, results in an increase in earnings before tax of $53 million and an increase in economic value before tax of $425 million ($52 million and $417 million, respectively, at October 31, 2017; $77 million and $503 million, respectively, at January 31, 2017). A 100 basis point decrease in interest rates at January 31, 2018, results in a decrease in earnings before tax of $51 million and a decrease in economic value before tax of $516 million ($50 million and $507 million, respectively, at October 31, 2017; $76 million and $601 million, respectively, at January 31, 2017). Insurance earnings are also affected by changes in equity markets. These impacts are not reflected in the table above.

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

BMO’s liquid assets are primarily held in our trading businesses, as well as in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in the table below.

In the ordinary course of business, BMO may encumber a portion of cash and securities holdings as collateral in support of trading activities and our participation in clearing and payment systems in Canada and abroad. In addition, BMO may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less collateral encumbered, totalled $213.5 billion at January 31, 2018, compared with $213.8 billion at October 31, 2017. The unencumbered liquid assets in the first quarter of 2018 are relatively unchanged compared to the fourth quarter of 2017. Net unencumbered liquid assets are primarily held at the parent bank level, at BMO Harris Bank, our U.S. bank entity, and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities. We do not rely on central bank facilities as a source of available liquidity when assessing the strength of BMO’s liquidity position.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured funding. The Asset Encumbrance table on page 27 provides a summary of total encumbered and unencumbered assets.

Liquid Assets

	As at January 31, 2018					As at October 31, 2017

(Canadian $ in millions)	Carrying value/on balance sheet assets (1)	Other cash & securities received	Total gross assets (2)	Encumbered assets	Net unencumbered assets (3)	Net unencumbered assets (3)

Cash and cash equivalents	41,159	-	41,159	1,430	39,729	31,164
Deposits with other banks	6,740	-	6,740	-	6,740	6,490
Securities and securities borrowed or purchased under resale agreements
Sovereigns / Central banks / Multilateral development banks	138,045	24,303	162,348	107,406	54,942	59,414
Mortgage-backed securities and collateralized mortgage obligations	21,362	399	21,761	4,989	16,772	18,765
Corporate debt	19,165	7,951	27,116	4,475	22,641	22,368
Corporate equity	68,173	19,826	87,999	40,294	47,705	52,616

Total securities and securities borrowed or purchased under resale agreements	246,745	52,479	299,224	157,164	142,060	153,163
NHA mortgage-backed securities (reported as loans at amortized cost) (4)	27,692	-	27,692	2,738	24,954	22,940

Total liquid assets	322,336	52,479	374,815	161,332	213,483	213,757

Other eligible assets at central banks (not included above) (5)	65,127	-	65,127	427	64,700	64,776
Undrawn credit lines granted by central banks	-	-	-	-	-	-

Total liquid assets and other sources	387,463	52,479	439,942	161,759	278,183	278,533

(1)	The carrying values outlined in this table are consistent with the carrying values reported in BMO’s balance sheet as at January 31, 2018.
(2)	Gross assets include on-balance sheet and off-balance sheet assets.
(3)	Net unencumbered liquid assets are defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less encumbered assets.
(4)	Under IFRS, NHA mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.
(5)	Represents loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and Federal Home Loan Bank (FHLB) advances.

26 BMO Financial Group First Quarter Report 2018

Asset Encumbrance (Canadian $ in millions)

	Total gross assets (1)	Encumbered (2)		Net unencumbered
As at January 31, 2018		Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	47,899	-	1,430	-	46,469
Securities (5)	326,916	130,695	29,207	9,880	157,134
Loans	328,970	67,436	427	196,407	64,700
Other assets
Derivative instruments	31,756	-	-	31,756	-
Customers’ liability under acceptances	16,705	-	-	16,705	-
Premises and equipment	1,965	-	-	1,965	-
Goodwill	6,056	-	-	6,056	-
Intangible assets	2,144	-	-	2,144	-
Current tax assets	2,071	-	-	2,071	-
Deferred tax assets	2,187	-	-	2,187	-
Other assets	13,719	3,725	-	9,994	-
Total other assets	76,603	3,725	-	72,878	-
Total assets	780,388	201,856	31,064	279,165	268,303

	Total gross assets (1)	Encumbered (2)		Net unencumbered
As at October 31, 2017		Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	39,089	-	1,435	3	37,651
Securities (5)	313,955	109,835	28,017	9,692	166,411
Loans	333,066	63,438	393	204,459	64,776
Other assets
Derivative instruments	28,951	-	-	28,951	-
Customers’ liability under acceptances	16,546	-	-	16,546	-
Premises and equipment	2,033	-	-	2,033	-
Goodwill	6,244	-	-	6,244	-
Intangible assets	2,159	-	-	2,159	-
Current tax assets	1,371	-	-	1,371	-
Deferred tax assets	2,865	-	-	2,865	-
Other assets	13,570	3,739	-	9,831	-
Total other assets	73,739	3,739	-	70,000	-
Total assets	759,849	177,012	29,845	284,154	268,838
(1)	Gross assets include on-balance sheet and off-balance sheet assets.
(2)	Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that is pledged through repurchase agreements, securities lent, derivative contracts, minimum required deposits at central banks and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as restricted cash and short sales.
(3)	Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include cash and securities of $9.9 billion as at January 31, 2018, which include securities held at BMO’s insurance subsidiary, significant equity investments, and certain investments held at our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.
(4)	Loans included as available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and FHLB advances.
(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO’s Liquidity Coverage Ratio (LCR) is summarized in the table below. The average daily LCR for the quarter ended January 31, 2018 is 153%. The LCR is calculated on a daily basis as the ratio of the stock of High-Quality Liquid Assets (HQLA) to total net stressed cash outflows over the next 30 calendar days. The average LCR in the first quarter of 2018 is relatively unchanged compared to an average LCR of 152% in the fourth quarter of 2017. While banks are required to maintain an LCR greater than 100% in normal conditions, banks are also expected to be able to utilize HQLA in a period of stress, which may result in an LCR of less than 100% during that period. BMO’s HQLA are primarily comprised of cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements offset by permitted inflows from loans, securities lending and trading activities and other non-HQLA debt maturing over a 30-day horizon. OSFI prescribed weights are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of the bank’s liquid assets or the funding alternatives that may be available in a period of stress. BMO’s total liquid assets are shown in the Liquid Assets table on page 26.

Additional information on Liquidity and Funding Risk Governance can be found starting on page 99 of BMO’s 2017 Annual Report.

BMO Financial Group First Quarter Report 2018 27

Liquidity Coverage Ratio

(Canadian $ in billions, except as noted) For the quarter ended January 31, 2018	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)

High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	139.5

Cash Outflows
Retail deposits and deposits from small business customers, of which:	167.3	10.4
Stable deposits	90.7	2.7
Less stable deposits	76.6	7.7
Unsecured wholesale funding, of which:	137.2	76.4
Operational deposits (all counterparties) and deposits in networks of cooperative banks	56.3	13.9
Non-operational deposits (all counterparties)	54.2	35.8
Unsecured debt	26.7	26.7
Secured wholesale funding	*	13.4
Additional requirements, of which:	126.3	28.4
Outflows related to derivatives exposures and other collateral requirements	8.7	5.0
Outflows related to loss of funding on debt products	2.7	2.7
Credit and liquidity facilities	114.9	20.7
Other contractual funding obligations	0.6	-
Other contingent funding obligations	332.3	5.0

Total cash outflows	*	133.6

Cash Inflows
Secured lending (e.g. reverse repos)	117.6	15.0
Inflows from fully performing exposures	9.6	7.5
Other cash inflows	19.9	19.9

Total cash inflows	147.1	42.4

		Total adjusted value (4)

Total HQLA		139.5
Total net cash outflows		91.2

Liquidity Coverage Ratio (%)		153

For the quarter ended October 31, 2017		Total adjusted value (4)

Total HQLA		130.3
Total net cash outflows		85.8

Liquidity Coverage Ratio (%)		152

  * Disclosure is not required under the LCR disclosure standard.

  (1)  Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).

  (2)  Values are calculated based on the simple average of the daily LCR over 62 business days in the first quarter of 2018.

  (3)  Weighted values are calculated after the application of the weights prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.

  (4)  Adjusted values are calculated based on total weighted values after applicable caps as defined by the LAR Guideline.

Funding Strategy

Our funding philosophy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must be of a term (typically maturing in two to ten years) which will support the effective term to maturity of these assets. Wholesale secured and unsecured funding for liquid trading assets is largely shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different time periods. Supplemental liquidity pools are funded with a mix of wholesale term funding.

BMO maintains a large and stable base of customer deposits that, in combination with our strong capital base, is a source of strength. It supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits totalled $302.7 billion at January 31, 2018, down from $303.1 billion at October 31, 2017. The decrease in customer deposits was due to the impact of the weaker U.S. dollar, partially offset by deposit growth. BMO also receives non-marketable deposits from corporate and institutional customers in support of certain trading activities. These deposits totalled $30.2 billion as at January 31, 2018.

Total wholesale funding outstanding, largely consisting of negotiable marketable securities, was $178.4 billion at January 31, 2018, with $56.8 billion sourced as secured funding and $121.6 billion as unsecured funding. Wholesale funding outstanding decreased from $180.5 billion at October 31, 2017 due to the impact of the weaker U.S. dollar. The mix and maturities of BMO’s wholesale term funding are outlined in the table below. Additional information on deposit maturities can be found in Note 14 to the unaudited interim consolidated financial statements. BMO maintains a sizeable portfolio of unencumbered liquid assets, totalling $213.5 billion as at January 31, 2018, that can be monetized to meet potential funding requirements, as described on page 26.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card, auto and home equity line of credit (HELOC) securitizations, covered bonds and Canadian and U.S. senior unsecured deposits.

BMO’s wholesale funding plan seeks to ensure sufficient funding capacity is available to execute business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning process, and assesses funding needs in relation to the funding sources available. The funding plan is reviewed annually by the Balance Sheet and Capital Management Committee and Risk Management Committee and approved by the Risk Review Committee, and is regularly updated to reflect actual results and incorporate updated forecast information.

28 BMO Financial Group First Quarter Report 2018

Wholesale Funding Maturities (Canadian $ in millions) (1)

	As at January 31, 2018								As at October 31, 2017
As at January 31, 2018	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total	Total
Deposits from banks	3,520	129	23	-	3,672	-	8	3,680	3,962
Certificates of deposit and commercial paper	8,747	20,605	16,443	13,235	59,030	2,974	-	62,004	60,640
Bearer deposit notes	241	1,095	50	-	1,386	-	-	1,386	2,815
Asset-backed commercial paper (ABCP)	1,327	1,720	62	-	3,109	-	-	3,109	3,722
Senior unsecured medium-term notes	-	4,199	2,544	3,957	10,700	7,482	26,912	45,094	48,089
Senior unsecured structured notes (2)	-	-	-	-	-	6	2,964	2,970	3,002
Covered bonds and securitizations
Mortgage and HELOC securitizations	-	899	557	1,551	3,007	2,078	12,871	17,956	17,935
Covered bonds	-	-	-	2,291	2,291	3,818	16,672	22,781	23,225
Other asset-backed securitizations (3)	-	586	-	1,189	1,775	1,381	2,434	5,590	5,160
Subordinated debt (4)		-	-	-	-	-	6,463	6,463	5,028
Other (5)	461	3,568	-	-	4,029	-	3,322	7,351	6,935
Total	14,296	32,801	19,679	22,223	88,999	17,739	71,646	178,384	180,513
Of which:
Secured	1,788	6,773	619	5,031	14,211	7,277	35,299	56,787	56,977
Unsecured	12,508	26,028	19,060	17,192	74,788	10,462	36,347	121,597	123,536
Total (6)	14,296	32,801	19,679	22,223	88,999	17,739	71,646	178,384	180,513

(1)	Wholesale unsecured funding primarily includes funding raised through the issuance of marketable, negotiable instruments. Wholesale funding excludes repo transactions and bankers’ acceptances, which are disclosed in the contractual maturity table in Note 14 to the unaudited interim consolidated financial statements, and excludes ABCP issued by certain ABCP conduits that is not consolidated for financial reporting purposes.
(2)	Primarily issued to institutional investors.
(3)	Includes credit card and auto securitizations.
(4)	Includes certain subordinated debt instruments reported as deposits or other liabilities for accounting purposes. Subordinated debt is reported in this table in accordance with recommended Enhanced Disclosure Task Force disclosures.
(5)	Refers to FHLB advances.
(6)	Total wholesale funding consists of Canadian-dollar-denominated funding of $46.4 billion and U.S.-dollar and other foreign-denominated funding of $132.0 billion as at January 31, 2018.

Regulatory Developments

The Net Stable Funding Ratio (NSFR) is a regulatory liquidity metric that assesses the stability of a bank’s funding profile in relation to the liquidity value of the bank’s assets. In February 2018, OSFI announced that it will target a revised NSFR implementation date for Canadian deposit-taking institutions of January 2020 given progress made on implementation at the international level.

Credit Rating

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access capital markets at competitive pricing levels. Should our credit ratings experience a downgrade, our costs of funding would likely increase and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could also have other consequences, including those set out in Note 8 starting on page 159 of BMO’s 2017 Annual Report.

The credit ratings assigned to BMO’s senior debt by rating agencies continue to be indicative of high-grade, high-quality issues.

As at January 31, 2018

Rating agency	Short-term debt	Senior long-term debt	Subordinated debt – NVCC	Outlook
Moody’s	P-1	A1	Baa2	Negative
S&P	A-1	A+	BBB	Stable
Fitch	F1+	AA-	A+	Stable
DBRS	R-1 (high)	AA	A (low)	Negative

We are required to deliver collateral to certain counterparties in the event of a downgrade to our current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations, and collateral threshold arrangements, as applicable. As at January 31, 2018, the bank would be required to provide additional collateral to counterparties totalling $208 million, $543 million and $920 million under a one-notch, two-notch and three-notch downgrade, respectively.

BMO Financial Group First Quarter Report 2018 29

European Exposures

BMO’s European exposures were disclosed and discussed on pages 92 and 93 of BMO’s 2017 Annual Report. Our exposure to European countries, as at January 31, 2018, is set out in the tables that follow. Our net portfolio exposures are summarized in the below tables for funded lending, securities (inclusive of credit default swaps (CDS) activity), repo-style transactions and derivatives.

European Exposure by Country and Counterparty (1) (Canadian $ in millions)

As at January 31, 2018
	Funded lending (2)	Securities (3)(4)				Repo-style transactions and derivatives (5)(6)				Total Net

Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Exposure

GIIPS

Greece	-	-	-	-	-	-	-	-	-	-

Ireland (7)	6	-	74	-	74	-	10	-	10	90

Italy	16	-	-	-	-	-	-	-	-	16

Portugal	-	-	-	-	-	-	-	-	-	-

Spain	156	3	-	-	3	1	-	1	2	161

Total – GIIPS	178	3	74	-	77	1	10	1	12	267

Eurozone (excluding GIIPS)

France	135	183	25	103	311	91	9	28	128	574

Germany	291	10	59	800	869	58	17	9	84	1,244

Netherlands	351	76	17	-	93	13	34	-	47	491

Other (8)	245	1	77	93	171	3	58	-	61	477

Total – Eurozone (excluding GIIPS)	1,022	270	178	996	1,444	165	118	37	320	2,786

Rest of Europe

Denmark	7	164	-	133	297	2	-	-	2	306

Norway	281	120	-	-	120	-	-	15	15	416

Sweden	40	95	-	224	319	4	1	-	5	364

Switzerland	293	7	-	-	7	57	17	-	74	374

United Kingdom	1,729	37	67	2,229	2,333	373	98	2	473	4,535

Other (8)	27	-	-	-	-	-	-	-	-	27

Total – Rest of Europe	2,377	423	67	2,586	3,076	436	116	17	569	6,022

Total – All of Europe (9)	3,577	696	319	3,582	4,597	602	244	55	901	9,075

As at October 31, 2017
	Funded lending (2)	Securities (3)				Repo-style transactions and derivatives (5)(6)				Total Net

Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Exposure

Total – GIIPS	151	-	1	-	1	19	46	-	65	217

Total – Eurozone (excluding GIIPS)	1,120	247	133	1,188	1,568	84	85	28	197	2,885

Total – Rest of Europe	2,081	479	77	572	1,128	243	63	13	319	3,528

Total – All of Europe (9)	3,352	726	211	1,760	2,697	346	194	41	581	6,630

  Refer to footnotes in the following table.

30 BMO Financial Group First Quarter Report 2018

European Lending Exposure by Country and Counterparty (1) (Canadian $ in millions)

	Lending (2)

	Funded lending as at January 31, 2018			As at January 31, 2018			As at October 31, 2017

Country	Bank	Corporate	Sovereign	Commitments	Funded		Commitments	Funded

GIIPS

Greece	-	-	-	-	-		-	-

Ireland (7)	-	6	-	6	6		103	6

Italy	16	-	-	16	16		27	27

Portugal	-	-	-	-	-		-	-

Spain	150	6	-	172	156		149	118

Total – GIIPS	166	12	-	194	178		279	151

Eurozone (excluding GIIPS)

France	135	-	-	180	135		152	107

Germany	160	131	-	369	291		488	358

Netherlands	75	276	-	435	351		756	554

Other (8)	106	139	-	393	245		247	101

Total – Eurozone (excluding GIIPS)	476	546	-	1,377	1,022		1,643	1,120

Rest of Europe

Denmark	7	-	-	7	7		7	7

Norway	41	240	-	466	281	-	287	153

Sweden	14	26	-	193	40		195	49

Switzerland	33	260	-	364	293		156	99

United Kingdom	11	1,718	-	2,068	1,729		2,285	1,746

Other (8)	-	27	-	54	27		59	27

Total – Rest of Europe	106	2,271	-	3,152	2,377		2,989	2,081

Total – All of Europe (9)	748	2,829	-	4,723	3,577		4,911	3,352

(1)	BMO has the following indirect exposures to Europe as at January 31, 2018:

       –  Collateral of €813 million to support trading activity in securities (€81 million from GIIPS) and €285 million of cash collateral held.

       –  Guarantees of $1.3 billion ($43 million to GIIPS).

(2)	Funded lending includes loans.
(3)	Securities include cash products, insurance investments and traded credit.
(4)	BMO’s total net notional CDS exposure (embedded as part of the securities exposure in this table) to Europe was $203 million, with no net single-name* CDS exposure to GIIPS countries as at January 31, 2018 (*includes a net position of $165 million (bought protection) on a CDS Index, of which 19% is comprised of GIIPS domiciled entities).
(5)	Repo-style transactions are primarily with bank counterparties for which BMO holds collateral ($15.0 billion for Europe as at January 31, 2018).
(6)	Derivatives amounts are marked-to-market, incorporating transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.
(7)	Does not include Irish subsidiary reserves we are required to maintain with the Irish Central Bank of $27 million as at January 31, 2018.
(8)	Other Eurozone exposure includes 5 countries with less than $300 million net exposure. Other European exposure is distributed across 6 countries, with $1 million exposure to the Russian Federation as at January 31, 2018
(9)	Of our total net direct exposure to Europe, approximately 36% was to counterparties in countries with a rating of Aaa/AAA from at least one of Moody’s and S&P.

Caution

This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter Report 2018 31

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2017 annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, February 27, 2018, at 2:00 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-641-2144 (from within Toronto) or 1-888-789-9572 (toll-free outside Toronto) Passcode: 5126346. A replay of the conference call can be accessed until Tuesday, May 29, 2018, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 5740558.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-3996

Francois Morin, Montreal, francois1.morin@bmo.com, 514-877-1873

Investor Relations Contacts

Jill Homenuk, Head, Investor Relations, jill.homenuk@bmo.com, 416-867-4770

Christine Viau, Director, Investor Relations, christine.viau@bmo.com, 416-867-6956

Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan)

Average market price as defined under the Plan

November 2017: $99.35

December 2017: $100.21

January 2018: $103.06

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6786

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and
disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2017 Annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2017 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

® Registered trademark of Bank of Montreal

Annual Meeting 2018 The next Annual Meeting of Shareholders will be held on Thursday, April 5, 2018, in Toronto, Ontario.

BMO Financial Group First Quarter Report 2018 57